
05047736

P.E. 12-31-04 Lexmark International Inc
RECD S.E.C.
MAR 1 0 2005
1086

Life can be complicated.

PROCESSED
MAR 2 4 2005
THOMSON
FINANCIAL

LEXMARK

2004 Annual Report

Contents


MAR 18 2005
WASH. D.C.
202
SECTION

u n c o m p l i c a t e

At Lexmark, our mission is to
make it easier for businesses and
consumers to move information
between the paper and digital worlds.
We understand what our customers
really want. Solutions. Simplicity.
It's how we u n c o m p l i c a t e
printing, business, life.

Financial Highlights

(Dollars in millions, except per share data)

Statement of Earnings Data:	2004	2003	2002	2001	2000
Revenue	$ 5,313.8	$ 4,754.7	$ 4,356.4	$ 4,104.3	$ 3,767.3
Cost of revenue (1)	3,522.4	3,209.6	2,985.8	2,865.3	2,550.9
Gross profit	1,791.4	1,545.1	1,370.6	1,239.0	1,216.4
Research and development	312.7	265.7	247.9	246.2	216.5
Selling, general and administrative	746.6	685.5	617.8	593.4	542.9
Restructuring and related (reversal) charges (1) (2) (3)	–	–	(5.9)	58.4	41.3
Operating expense	1,059.3	951.2	859.8	898.0	800.7
Operating income	732.1	593.9	510.8	341.0	415.7
Interest (income) expense, net	(14.5)	(0.4)	9.0	14.8	12.8
Other expense	0.1	0.8	6.2	8.4	6.5
Earnings before income taxes	746.5	593.5	495.6	317.8	396.4
Provision for income taxes (4) (5)	177.8	154.3	128.9	44.2	111.0
Net earnings	$ 568.7	$ 439.2	$ 366.7	$ 273.6	$ 285.4
Diluted net earnings per common share	$ 4.28	$ 3.34	$ 2.79	$ 2.05	$ 2.13
Shares used in per share calculation	132.9	131.4	131.6	133.8	134.3
Statement of Financial Position Data:					
Working capital	$ 1,533.2	$ 1,260.5	$ 699.8	$ 562.0	$ 264.7
Total assets	4,124.3	3,450.4	2,808.1	2,449.9	2,073.2
Total debt	151.0	150.4	161.5	160.1	148.9
Stockholders' equity	2,082.9	1,643.0	1,081.6	1,075.9	777.0
Other Key Data:					
Net cash from operations (6)	$ 775.4	$ 747.6	$ 815.6	$ 195.7	$ 476.3
Capital expenditures	$ 198.3	$ 93.8	$ 111.7	$ 214.4	$ 296.8
Debt to total capital ratio (7)	7%	8%	13%	13%	16%
Number of employees (8)	13,400	11,800	12,100	12,700	13,000

(1) Amounts include the impact of restructuring and other charges in 2001 of $87.7 million ($64.5 million, net of tax), which resulted in a $0.48 reduction in diluted net earnings per share. Inventory write-offs of $29.3 million associated with the restructuring actions were included in cost of revenue.
(2) Amounts include the benefit of a $5.9 million ($4.4 million, net of tax) reversal of restructuring and other charges in 2002, which resulted in a $0.03 increase in diluted net earnings per share.
(3) Amounts include the impact of restructuring and related charges in 2000 of $41.3 million ($29.7 million, net of tax), which resulted in a $0.22 reduction in diluted net earnings per share.
(4) Provision for income taxes in 2004 includes a $20.0 million benefit from the resolution of income tax matters, which resulted in a $0.15 increase in diluted net earnings per share.
(5) Provision for income taxes in 2001 includes a $40.0 million benefit from the resolution of income tax matters, which resulted in a $0.30 increase in diluted net earnings per share.
(6) Cash flows from investing and financing activities, which are not presented, are integral components of total cash flow activity.
(7) The debt to total capital ratio is computed by dividing total debt (which includes both short-term and long-term debt) by the sum of total debt and stockholders' equity.
(8) Represents the approximate number of full-time equivalent employees at December 31 of each year.


WORLDWIDE REVENUE
($ in billions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$3.8
$4.1
$4.4
$4.8
$5.3
2000
2001
2002
2003
2004

Lexmark's revenue rose 12 percent in 2004 to $5.3 billion.


CUMULATIVE NET CASH PROVIDED BY OPERATING ACTIVITIES SINCE 2000
($ in billions)
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$0.5
$0.7
$1.5
$2.2
$3.0
2000
2001
2002
2003
2004

Lexmark has generated approximately $3.0 billion cumulative net cash from operating activities over the past five years.


DILUTED NET EARNINGS PER SHARE
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$2.13
$2.05
$2.79
$3.34
$4.28
2000
2001
2002
2003
2004

Earnings per share were $4.28 in 2004, compared to $3.34 in 2003.

2000 EPS was reduced by 22 cents as a result of restructuring and related charges. 2001 EPS was reduced by 48 cents as a result of restructuring and related charges and was increased by 30 cents as a result of an income tax reversal due to the resolution of tax matters. 2002 EPS was increased by 3 cents as a result of reversal of restructuring and related charges. 2004 EPS was increased by 15 cents as a result of an income tax reversal due to the resolution of tax matters.



To my fellow shareholders:

Despite mixed economic and market conditions around the world last year, Lexmark continued to grow based on the strength of our products and services and on our unending commitment to meeting the needs of our customers.

For the year, revenue was $5.3 billion, up 12 percent from 2003. Operating income was $732 million, up 23 percent, and diluted net earnings per share were $4.28, a year-over-year increase of 28 percent. For the year, we continued to see strong cash generation, with net cash provided by operating activities of $775 million. Most encouraging was the double-digit unit growth for the year in both our laser printer and inkjet printer shipments.

One of the most important metrics for Lexmark is our hardware revenue growth because sales of hardware drive our future sales of supplies, which is the profit engine for Lexmark. In 2004, we had double-digit hardware revenue growth in every quarter. For the year, hardware revenue grew 14 percent, a significant improvement over our 8 percent growth in 2003, and marks our strongest hardware revenue growth since 1998.

2004 was not only a strong year in terms of revenue and profit growth, it was an important year of investment in Lexmark's future. Strategically, we're expanding our product line to enter and increase our presence in future growth segments such as photo inkjets, business inkjets, low-end mono lasers, color lasers and laser multifunction devices. We're also focused on differentiating ourselves through "easy-to-use" products and through our corporate solutions and services business. We see significant growth opportunities ahead, but these opportunities require investment.

As a result, we've embarked on several key strategic initiatives to pursue these opportunities and to drive the long-term growth of the company. The first key initiative is to increase our level of research and development spending to pursue these additional segments. The second key initiative is to increase awareness of Lexmark and to develop our brand position. We started these investments in 2004 and will continue them in 2005. Although these investments will result in a higher level of operating expense, they are prudent and necessary to sustain profitable growth.

As we look to the future, we feel very optimistic about Lexmark – our position in the market, our technology, and our opportunities to grow.

- We're exclusively focused in distributed printing and imaging, which continues to be a growth market with attractive opportunities.
- Our supplies-based business model, with the majority of our revenue coming from our recurring core supplies, provides consistency and funds future investments.
- And we believe we are unique in the market with our vertical integration in technology and our close interaction with our customers.

At Lexmark, we have a strong sense of values, including strong commitments to the environment, to the diversity of our workforce, and to the communities in which we live and work.

As a company, we have a single vision: Customers For Life. Within Lexmark there is a strong commitment to meeting this high standard. Hopefully the customer stories contained in this report will be helpful in conveying some of the impact this commitment has with our customers. In closing, I would like to thank our employees and our business partners for their contributions to our success, and I would like to express my gratitude to our shareholders for putting your continued trust in Lexmark.

At Lexmark, we spend less time talking about our technology and more time listening to our customers.

Sincerely,



Paul J. Curlander

Chairman and Chief Executive Officer

March 2005

Understanding the business



Lexmark executives from left to right: David Goodnight, vice president, Asia Pacific and Latin America; Vincent Cole, vice president, general counsel and secretary; Gary Morin, executive vice president and CFO; Jeri Stromquist, vice president, human resources; Paul Curlander, chairman and CEO; Paul Rooke, executive vice president and president of the Printing Solutions and Services Division; Najib Bahous, vice president and president of the Consumer Printer Division.

Our exclusive focus on printing makes us relatively simple to understand. But there is more to the Lexmark story that merits discussion as we plan for our continued success.

Our strategy

Under our well-defined strategy, we want to:

- Expand our product line to enter and increase our presence in the future growth segments – segments such as color lasers and home photo printers, where Lexmark is currently under-represented.
- Build our market position with consumers and business customers by differentiating ourselves through easy-to-use products, and through our corporate solutions and services business.
- Develop our brand image and awareness as the printing and imaging company that makes it easy to get things done.

Our business model

Our business model is very straight-forward.

We invest in technologies, products and paths to market that enable us to bring innovative printing solutions to the distributed printing and imaging market. Our industry-leading features spur hardware sales and add to our installed base. The installed base of printers, in turn, drives recurring sales of supplies. Supplies are the profit engine of the business model, representing significantly more than half of our gross profit. Our supplies profits then fund new research and development investments, further fueling technological advances.

And the cycle begins again.

Our competitive advantages

Lexmark has a number of strengths that truly distinguish us from the rest of the crowd.

- We are the only major company in the industry that is 100 percent focused on distributed output. We are not distracted by non-printing businesses, nor are we subsidizing other businesses out of our profit stream.
- Unlike most of our competitors, we develop all three core print technologies — monochrome laser, color laser and inkjet.
- We sell that technology to our customers through our retail-centric consumer teams, and our large account industry teams, driving customer responsiveness and flexibility that is unmatched in the industry. Since we develop our own technology, we have the capability to respond directly to our customers' needs with tailored business solutions.

We are the only major company that is 100 percent focused on customers' printing needs.

These core strengths give us confidence that we can capitalize on the key trends in the market to grow and expand our installed base of products.

Why would a printer company want you to print less?



Lexmark C762 Color Laser Printer

The answer is simple. Our goal is to earn Customers For Life. By helping customers improve their business processes, we earn their trust. In order to develop long-term relationships, we show our large enterprise customers that Lexmark's unique expertise can help customers be more productive, more efficient and more responsive – with lower costs.

Another distinguishing characteristic of Lexmark is our large account sales force, which is aligned by industry. This structure allows us to be the leader in a wide variety of market-specific solutions. The result of our customer knowledge is a tiered proposition we call "print, move, manage."

Our **print** proposition continues to grow stronger each year. As developers of our own laser technology, we have a broad range of monochrome laser printers, color laser printers and powerful multifunction devices. Layered onto this easy-to-use hardware is MarkVision™ Professional, our industry-leading platform for device management.

Helping customers move information from the paper to the digital world – and back – is part of our **move** proposition. We have devices featuring intuitive, touch-screen displays that allow anyone – bank tellers, dock workers, nurses, teachers, store clerks – to scan, print, copy, fax or e-mail with virtually no training. Many of the largest companies in the world have experienced the customizable functions that we design. In many cases, these customizable functions reduce the time of paper-based processes from days down to the time it takes to push a button.

Our distributed fleet management services form the backbone of Lexmark's **manage** proposition and enable us to provide managed services for large customers with distributed printing environments, where devices reside closer to the end users. By definition, these distributed devices are impractical to track with on-site labor, which is why our expertise and unique software help customers proactively optimize their systems by better knowing how their assets are being utilized.

It's not just about printing. It's helping our customers to work more productively and less expensively.

Lexmark and Newsweek: Delivering good news to a leader in delivering news

Writing, editing and publishing a chronicle of global events for 21 million people in 190 countries every seven days requires the kind of content-management expertise that makes Newsweek one of the most decorated and trusted periodicals in the world.

Newsweek's New York headquarters, the hub of news-gathering operations as far flung as Moscow and Mexico City, used to rely on a mainframe-based printing system to publish financial reports at an offsite location. Business managers on five floors of the Manhattan offices relied on a printing system that management viewed as both costly and inefficient.

Newsweek sought a new solution to save money, reduce waste and improve the speed of content delivery – and Lexmark worked with Newsweek to tailor a solution that accomplished all three. Applying Lexmark's "Print, Move, Manage" philosophy, we conducted an in-depth output assessment of Newsweek's printing infrastructure. Our findings helped us design a customized print-on-demand solution that consolidated printing hardware throughout the magazine's offices.

The new approach integrates our ongoing consulting services with our robust document-management software and Lexmark monochrome and color MFPs. Consequently, productivity has increased as Newsweek employees now have on-demand access to financial reports.

"Because data is freely available and accessible in ways never before possible, people have uncovered information they never would have been able to discover before," said Leonard Carella, Newsweek's vice president and chief technical officer. "This has led to better and faster decision making."

But the CTO is not the only one cheering the good news; the CFO also has reason to applaud the change thanks to significant cost savings for Newsweek. Newer equipment and better processes for less money – now that's the kind of business solution that can make headlines.



Leonard Carella
Vice President and Chief Technical Officer
Newsweek

Unique businesses, unique needs.



Lexmark X7170 Office Productivity All-In-One

We pay close attention to our customers. We interview them. We observe activity in their work settings. And we tailor our technology to meet their needs. One common concern we used to hear from small and medium businesses (SMBs) is that they have special and unique needs, so they didn't want to have to choose from the same devices being offered to large enterprises.

We listened. We heard. And we responded.

Just as smaller businesses must do more with less, the same is expected of workplace printers. Our customers want to not only print, but also fax, copy and scan images to be e-mailed around their organization – the same as at large companies, but with duty cycles, acquisition prices and maintenance costs better suited for a smaller organization.

One of our breakthrough products for this demand was 2004's introduction of the Lexmark X7170. We call it the Office Productivity All-In-One because it does more than print, scan, copy and fax. It actually helps SMBs manage information in their businesses. It comes with our exclusive Productivity Suite software that serves as an interface between the printer and the PC.

In addition to the easy execution of common office printing tasks, the Lexmark X7170 can manage and distribute documents, convert scanned information to text with industry-leading character-recognition software, create and search PDFs, scan to e-mail, and manage and edit photos.

Lexmark's exclusive Productivity Suite is loaded with tools to help small businesses capture, produce, manage and distribute documents with ease.

In other words, thanks to Lexmark, you don't have to be a big company to perform like one.

Lexmark and YGM: Helping a small company become a big business

Not every small and medium business imagines itself as a global titan, but virtually all SMBs would like to experience growth without the headaches associated with being a large enterprise. Lexmark helps them make their business processes simpler so they can stay focused on development, marketing, production or fulfillment.

Take YGM Co., LTD, for example. From its humble beginnings as a small garment factory with 20 sewing machines, YGM has grown into a respected original equipment manufacturer with factories in Asia and Africa.

At its Hong Kong headquarters, YGM has 300 employees who used to share 10 printers, two copiers, two faxes and two scanners – none of which were networked.

Lloyd Hui is the system administrator who decided the company could be more competitive if it improved efficiency and reduced costs for these workflow functions. His search for a solution led him to Lexmark, where we set him up with an array of laser printers (monochrome, color and multifunction) that offer the network scanning and printing that meets YGM's needs.

"We save manpower because the machines don't break down, we save money because the acquisition and maintenance costs were lower than other options, and we save time because people are no longer walking long distances to stand in line at a slow printer," said Mr. Hui. "We chose Lexmark because their products have the flexibility to expand – which we expect them to do while we grow."

Lloyd Hui
System Administrator
YGM Co., LTD



Lexmark and UDLA: Changing the rules for class papers

From its beginnings as a two-year college in Mexico City more than 60 years ago, the Universidad de las Americas Puebla (UDLA) has evolved into one of the most prestigious higher learning institutions in Mexico. Fully certified by accrediting organizations in both Mexico and the United States, its nearly 600 professors teach 36 degree programs, including 27 masters degrees and two doctorate programs.

But the evolution of the school has not been limited to the scope of the academic curriculum; it also has a pioneering IT solution to improve the coursework experience for more than 8,000 students.

With the help of Lexmark's hardware and software, UDLA installed 30 printing stations (25 in monochrome and five in color) in labs, libraries and residential areas around campus.

"Today, our students no longer need to be in a computer lab to print their term papers," said Juan Carlos Jenkins, the school's CIO. "Instead, they wirelessly send their print jobs to the school's print server, where the document is stored until the student is ready to visit one of the touch-screen kiosks around campus."

They access their queue and print on demand. The charge for the printing is automatically debited from the student's account, so the solution is as user-friendly for UDLA as it is for the students.



Juan Carlos Jenkins
Chief Information Officer
UDLA

Our inkjets are, quite simply, better printers.



Lexmark P6250 Home Photo Center All-In-One

If your time is at a premium... if simplicity is important to you... if you want high-quality output without having to work hard to get it... then Lexmark's inkjets are the choice for you.

The uncomplicated nature of the Lexmark printing experience and the stunning output that results are no accident; they are the product of our mindset. We are focused on delivering customer-driven products. That may sound obvious, but it's not always the case with all technology companies. At Lexmark, we are vigorous in our research of customers' preferences and needs – and their demand for simplicity has led us to break the "chain of pain" that used to accompany such popular tasks as printing photos at home.

These ease-of-use features are combined with a new level of technological innovation. Our constant quest for improvement drives us to pursue superior print quality, longer-lasting inks, higher-value cartridges and faster output.

Want to print the perfect photo to share with your family without all of the "techy" hassle? Lexmark's new photo printers make all of the adjustments for you, eliminating the hassle and producing brilliant prints.

Lexmark and YOU: Making printing at home easier than making toast

From busy moms to shutterbugs, everyone enjoys the convenience of printing documents or photos at home, but thanks to Lexmark no one needs to be a rocket scientist to know how to produce great output. We make it easy for you to print what you want so you can get on with your life. We've made everything about our home-printing products easier to use because we want the customer's purchase decision to be just as easy to make.

Take, for example, the Lexmark P6250 that we unveiled in 2004. Without any PC connection, you're just seconds away from printing high-resolution digital photos. Enlargements or reductions are just a single button away. You can crop your images right on the control panel thanks to the color LCD screen, which will also give you a video preview so you know exactly how your print will turn out. An ingenious light bar makes sure the original is oriented correctly for perfect prints the first time. It's so easy to use that a five-year-old could operate this printer. But they wouldn't be able to shove a toy in the card reader because of the protective cover we built in.

From one-button operations to a light bar that ensures correct paper orientation, to LCD screens with tutorials, our products are engineered to make the user's experience simple and uncomplicated. So even if you're distracted or in a hurry, you're only one click away from making a high-quality copy. But don't take our word for it...

"The Lexmark P6250 is a good all-around home printing solution. I have recommended it to many of my students. I love the archival photo quality, the great document prints, and it has by far the best and quickest scanning features I have ever used. It has become an invaluable tool in my scrapbook business. The memory card readers mean that I can manipulate and print my pictures immediately and have sample products for my students and customers in minutes."

– Paula F. Jones, Canada



Paula Jones
Scrapbooker
Canada

It’s more than just being a good corporate citizen...

We also measure success by the difference we make in the communities where we conduct business.

"We are responsible to the communities in which we live and work, the environment, and to the world community" are words that appear in the employee-drafted Vision and Values Statement that guides Lexmark. These are not merely words for conference room wall hangings or employee manuals. At Lexmark, we live them. We make them count.

We donate millions of dollars each year through traditional charitable cash contributions, in-kind support and equipment donations. Another program of which we are very proud is the Lexmark Print Art Educational Program.

Partnering with schools all across the United States, Lexmark donates inkjet printers, CD-ROMs with high-resolution art masterpieces from a consortium of Europe's leading museums, and corresponding lesson plans that apply the artwork to aid in the teaching of math, history, social studies and humanities.

Lexmark
Print Art
Educational Program



... it's a partnership in education.

Among the 22,000 schools across the United States that are part of the Print Art Educational Program are the six schools of the Ozark R-VI school district in southwest Missouri.

"In a growing district, it sometimes seems like new equipment is the most difficult thing to get – especially at the elementary level," said Karen Snelling, the district's technology coordinator.

"So when the Lexmark printers showed up," Snelling continued, "the reaction was, 'Wow, I can't believe they did this!' I think the principals were almost more excited than the teachers because they're not used to things walking in for free."

Ozark R-VI is proof that the program succeeds beyond the boundaries of the art room. While some of the schools deployed the technology in the art classes, others put the printers and CDs in their libraries. In fact, Dr. Kim Fitzpatrick, the principal at Ozark's South Elementary, held a contest among all the teachers in her school to determine which class would house the technology for the rest of the year.

"Our staff implemented the technology the way it was intended, which made us very successful in reaching the maximum number of kids," Snelling concluded.


Karen Snelling
Technology Coordinator
Ozark R-VI Schools


OZARK R-VI
SCHOOL DISTRICT
KAREN SNELLING
TECHNOLOGY COORDINATOR

Sales Offices

Asia Pacific

Brisbane, Australia
(617) 3229 1890

Canberra, Australia
(612) 6285 1177

Melbourne, Australia
(613) 9473 3100

Sydney, Australia
(612) 9930 3500

Perth, Australia
(618) 9480 8666

Beijing, China
(8610) 6517 2888

Chengdu, China
(8628) 8620 3977

Guangzhou, China
(8620) 3877 2810

Hong Kong, China
(852) 2866 8900

Shanghai, China
(8621) 6335 1600

Chennai, India
(9144) 2822 4949

Mumbai, India
(9122) 2605 7744

New Delhi, India
(9111) 2620 7302

Jakarta, Indonesia
(6221) 5299 4418

Tokyo, Japan
(813) 5649 0222

Seoul, Korea
(822) 2189-6800

Petaling Jaya, Malaysia
(603) 7492 0862

Auckland, New Zealand
(649) 359 7474

Manila, Philippines
(632) 375 1750

Singapore
(65) 6467 9898

Kaohsiung, Taiwan
886-7-235-0660

Taipei, Taiwan
886-2-2531-2335

Bangkok, Thailand
(662) 343 1729

Canada

Calgary, Alberta
(403) 228-2833

Edmonton, Alberta
(780) 448-2373

Montreal, Quebec
(450) 676-5396

Ottawa, Ontario
(613) 747-4264

Quebec City, Quebec
(418) 650-4484

Toronto, Ontario
(905) 763-0560

Vancouver, British Columbia
(604) 732-9755

Europe, Middle East and Africa

Wien, Austria
43 1 797 32 0

Zaventem, Belgium
32 2 716 74 11

Birkeroed, Denmark
45 45 99 88 88

Marlow, England
44 8704 440044

Espoo, Finland
358 9 525 340

Paris, France
33 146 67 40 00

Dietzenbach, Germany
49 6074 488 0

Milan, Italy
39 02 70395 1

Naarden, The Netherlands
31 35 69 94 600

Oslo, Norway
47 2276 3500

Krakow, Poland
48 12 290 14 00

Lisbon, Portugal
351 21 415 3450

Johannesburg, South Africa
27 11 329 0999

Barcelona, Spain
34 934 30 63 07

Madrid, Spain
34 91 436 00 48

Solna, Sweden
46 8 52 25 79 00

Thalwil, Switzerland
41 44 722 88 11

For Central and Eastern Europe; CIS/Baltics; Greece; Turkey; Israel; the Middle East; North, West and East Africa, and the Indian Ocean region, contact the Lexmark Export Division in Geneva at 41 22 710 72 42.

Latin America

Buenos Aires, Argentina
5411-4319-8900

São Paulo, Brazil
5511-3046-6200

Santiago, Chile
562-280-9500

Bogotá, Colombia
571-416-5618

Quito, Ecuador
5932-255-8488

Mexico City, Mexico
52-55-1105-7000

Lima, Perú
511-243-1090

San Juan, Puerto Rico
787-620-8757

Coral Gables, Florida, USA
305-447-2200

Caracas, Venezuela
58-212-232-1376

United States

Atlanta, Georgia
(770) 510-1778

Bloomington, Minnesota
(952) 896-2100

Chicago, Illinois
(847) 318-5702

Dallas, Texas
(214) 257-0049

El Segundo, California
(310) 341-6851

Fort Lauderdale, Florida
(954) 938-3804

Highlands Ranch, Colorado
(720) 239-0258

Houston, Texas
(713) 260-8012

Irvine, California
(714) 371-2044

Lexington, Kentucky
(859) 232-2000

Lexington, Massachusetts
(781) 402-3852

Montvale, New Jersey
(201) 307-4601

New York, New York
(212) 880-2825

Plymouth Meeting, Pennsylvania
(610) 832-5359

Rockville, Maryland
(301) 212-5905

San Francisco, California
(925) 658-9609

Seattle, Washington
(425) 453-9082

Southfield, Michigan
(248) 263-3262

St. Louis, Missouri
(636) 681-1210

Corporate Information

Board of Directors

Paul J. Curlander, chairman and chief executive officer of Lexmark

B. Charles Ames, principal of Clayton, Dubilier & Rice, Inc.

Teresa Beck, former president of American Stores Co.

Frank T. Cary, former chairman and chief executive officer of IBM

William R. Fields, chairman and chief executive officer of APEC (China) Asset Management Ltd.

Ralph E. Gomory, president of the Alfred P. Sloan Foundation

Stephen R. Hardis, former chairman and chief executive officer of Eaton Corp.

James F. Hardymon, former chairman and chief executive officer of Textron, Inc.

Robert Holland Jr., general partner of Williams Capital Partners

Marvin L. Mann, chairman emeritus and former chairman and chief executive officer of Lexmark

Michael J. Maples, former executive vice president and member of the Office of the President of Microsoft Corp.

Martin D. Walker, former chairman and chief executive officer of the M.A. Hanna Co.

Executive Officers

Paul J. Curlander, chairman and chief executive officer

Najib Bahous, vice president and president of the Consumer Printer Division

Daniel P. Bork, vice president, tax

Vincent J. Cole, Esq., vice president, general counsel and secretary

David L. Goodnight, vice president, Asia Pacific and Latin America

Gary E. Morin, executive vice president and chief financial officer

Richard A. Pelini, vice president and treasurer

Paul A. Rooke, executive vice president and president of the Printing Solutions and Services Division

Gary D. Stromquist, vice president and corporate controller

Jeri I. Stromquist, vice president, human resources

Investor Relations

John Morgan
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, Kentucky 40550
(859) 232-5568
irinfo@lexmark.com
http://investor.lexmark.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
201 East Main Street
Suite 1400
Lexington, Kentucky 40507
(859) 255-3366

Transfer Agent

The Bank of New York
(800) 524-4458
Stock transfer site: www.stockbny.com
E-mail: shareowners@bankofny.com
Send shareholder inquiries to:
Shareholder Relations Department
Box 11258
Church Street Station
New York, NY 10286-1258
Send certificates for transfer and address changes to:
Receive and Deliver Department
Box 11002
Church Street Station
New York, NY 10286-1002

Annual Meeting

Lexmark International, Inc., will hold its annual meeting of shareholders at 8 a.m. EDT, Thursday, April 28, 2005, at the Embassy Suites Hotel, 1801 Newtown Pike, Lexington, Kentucky.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995:

This document may contain forward-looking statements that are based on current expectations, estimates and projections and management's beliefs and assumptions. All statements which are not statements of historical fact are forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict and could affect the company's actual results. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Such risks and uncertainties include, but are not limited to, the impact of competitors' products, aggressive pricing from competitors and resellers, market acceptance of new products and pricing programs, management of the company's and resellers' inventory levels, increased investment to support product development and marketing, the ability and/or incremental expense to produce and deliver products to satisfy customer demand, conflicts among sales channels, changes in a country's or region's political or economic conditions, currency fluctuations, financial failure or loss of business with a key customer, reseller or supplier, production and supply difficulties including disruptions at important points of exit and entry and distribution centers, competition in aftermarket supplies, unforeseen cost impacts, the outcome of pending and future litigation or governmental proceedings, intellectual property and other legal claims and expenses, difficulties or delays in software and information systems implementations, and other risks described in the company's Securities and Exchange Commission filings.

© 2005 Lexmark International, Inc. All rights reserved. Printed in the United States of America, March 2005. Lexmark, Lexmark with diamond design and MarkVision are trademarks of Lexmark International, Inc., registered in the United States and/or other countries. Other trademarks are the property of their respective owners.

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71K-6600-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

 Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

OR

 Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File No. 1-14050

LEXMARK INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**06-1308215**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Lexmark Centre Drive 740 West New Circle Road Lexington, Kentucky	**40550**
(Address of principal executive offices)	(Zip Code)

(859) 232-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes X No ___

The aggregate market value of the shares of voting common stock held by non-affiliates of the registrant was approximately $12.5 billion based on the closing price for the Class A common stock on the last business day of the registrant's most recently completed second fiscal quarter.

As of March 4, 2005, there were outstanding 126,624,740 shares (excluding shares held in treasury) of the registrant's Class A common stock, par value $.01, which is the only class of voting common stock of the registrant, and there were no shares outstanding of the registrant's Class B common stock, par value $.01.

Documents Incorporated by Reference

Certain information in the company's definitive Proxy Statement for the 2005 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, is incorporated by reference in Part III of this Form 10-K.

LEXMARK INTERNATIONAL, INC. AND SUBSIDIARIES

FORM 10-K
For the Year Ended December 31, 2004

Part I

Item 1. BUSINESS

General

Lexmark International, Inc., ("Lexmark" or the "company") is a Delaware corporation and the surviving company of a merger between itself and its former parent holding company, Lexmark International Group, Inc., ("Group") consummated on July 1, 2000. Group was formed in July 1990 in connection with the acquisition of IBM Information Products Corporation from International Business Machines Corporation ("IBM"). The acquisition was completed in March 1991. On November 15, 1995, Group completed its initial public offering of Class A common stock and Lexmark now trades on the New York Stock Exchange under the symbol "LXK."

Lexmark makes it easier for businesses and consumers to move information between the digital and paper worlds. Since its inception in 1991, Lexmark has become a leading developer, manufacturer and supplier of printing and imaging solutions for offices and homes. Lexmark's products include laser printers, inkjet printers, multifunction devices, associated supplies, services and solutions. Lexmark develops and owns most of the technology for its laser and inkjet products and associated supplies, and that differentiates the company from many of its major competitors, including Hewlett-Packard, which purchases its laser engines and cartridges from third-party suppliers. Lexmark also sells dot matrix printers for printing single and multi-part forms by business users and develops, manufactures and markets a broad line of other office imaging products. The company operates in the office products industry. The company is primarily managed along business and consumer market segments. Refer to Note 17 of the Notes to Consolidated Financial Statements for additional information regarding the company's reportable segments.

Revenue derived from international sales, including exports from the United States of America ("U.S."), make up about half of the company's consolidated revenue, with Europe accounting for approximately two-thirds of international sales. Lexmark's products are sold in more than 150 countries in North and South America, Europe, the Middle East, Africa, Asia, the Pacific Rim and the Caribbean. This geographic diversity offers the company opportunities to participate in new markets, provides diversification to its revenue stream and operations to help offset geographic economic trends, and utilizes the technical and business expertise of a worldwide workforce. Currency translation has significantly affected international revenue and cost of revenue during the past several years. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations — Effect of Currency Exchange Rates and Exchange Rate Risk Management for more information. As the company's international operations grow, management's attention continues to be focused on the operation and expansion of the company's global business and managing the cultural, language and legal differences inherent in international operations. A summary of the company's revenue and long-lived assets by geographic area is found in Note 17 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Market Overview[1]

Lexmark management believes that the total distributed office and home printing output opportunity was approximately $85 billion in 2004 including hardware, supplies and related services. This opportunity includes printers and multifunction devices as well as a declining base of copiers and fax machines that are increasingly being integrated into multifunction devices.

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[1] Certain information contained in the "Market Overview" section has been obtained from industry sources, public information and other internal and external sources. Data available from industry analysts varies widely among sources. The company bases its analysis of market trends on the data available from several different industry analysts.

Based on industry analyst information, Lexmark management estimates that this market will grow annually at low- to mid-single digit percentage rates through 2008. Management believes that the integration of print/copy/fax capabilities favors companies like Lexmark due to its experience in providing industry-leading network printing solutions and multifunction printing products.

The Internet is positively impacting the distributed home and office printing market opportunity in several ways. As more information is available over the Internet, and new tools and solutions are being developed to access it, more of this information is being printed on distributed home and office printers. Management believes that an increasing percentage of this distributed output includes color and graphics, which tend to increase supplies usage. Growth in high-speed Internet access to the home, combined with the rise in digital camera sales, is also contributing to increased photo printing on distributed devices.

The laser product market primarily serves business customers. Laser products can be divided into two major categories — shared workgroup products and lower priced desktop products. Shared work group products are typically attached directly to large workgroup networks, while lower priced desktop products are attached to personal computers ("PCs") or small workgroup networks. The shared workgroup products include color and monochrome laser printers and multifunction devices that are easily upgraded to include additional input and output capacity, additional memory and storage, and typically include high-performance internal network adapters. Most shared workgroup products also have sophisticated network management software tools and some printers now include multifunction upgrades that enable copy/fax/scan to network capabilities. At the end of 2004, the company estimated its installed base of laser printers at 5.9 million units versus 5.2 million units at year-end 2003.[2]

Laser printer unit growth in recent years has generally exceeded the growth rate of laser printer revenue due to unit growth in lower priced desktop laser printers and unit price reductions, and management believes this trend will continue. This pricing pressure is partially offset by the tendency of customers in the shared workgroup laser market to add higher profit margin optional features including network adapters, document management software, additional memory, paper handling and multifunction capabilities. Pricing pressure is also partially offset by the opportunity to provide business solutions and services to customers who are increasingly looking for assistance to better manage and leverage their document-related costs and output infrastructure.

The inkjet product market is predominantly a consumer market but also includes business users who may choose inkjet products as a lower-priced alternative or supplement to laser products for personal desktop use. Additionally, over the past few years, the number of consumers seeking to print digitally captured images in their homes has driven significant growth in the photo printer and all-in-one products. Key factors promoting this trend are greater affordability of photo products along with improvements in photo printing — the print speed, quality and print permanence. Growth in inkjet product revenue has been slower than unit growth due to price reductions, which management expects to continue. At the end of 2004, the company estimated its installed base of inkjet products at 53 million units versus 47 million units at the end of 2003.[2]

The markets for dot matrix printers and most of the company's other office imaging products, including supplies for select IBM branded printers, aftermarket supplies for competitors'

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[2] Over the last few years, Lexmark has provided estimates of its laser and inkjet installed base on an annual basis, usually in January of each year. These estimates are derived from detailed models, which contain numerous assumptions requiring the use of management's judgment, such as ink and toner usage, economic life of the products, retirement rates and product mix. The company continually updates these models internally and revises the assumptions as new information is discovered. While these installed base amounts reflect management's best estimate when published, they are subject to change based on subsequent receipt of additional or different data, or changes in the underlying assumptions. The mix of products within the installed base can materially impact the resulting level of supplies consumption. There can be no assurance that any of the assumptions are correct and management's estimates of the installed base may differ materially from the actual installed base. Management undertakes no responsibility to update the public disclosure of its estimate of the installed base as new information is continuously discovered.

products and typewriter supplies, continue to decline as these markets mature, and the underlying product installed bases are replaced.

Strategy

Lexmark's strategy is based on a business model of building an installed base of printers and multifunction products that generate demand for its related supplies and services. Management believes that Lexmark has unique strengths related to this business model, which have allowed it to grow faster than the market over the past several years and achieve above average profitability in the office and home printing output markets.

First, Lexmark is exclusively focused on distributed home and office network or desktop computer printing and related solutions. Management believes that this focus has enabled Lexmark to be more responsive and flexible than competitors at meeting specific customer and channel partner needs.

Second, Lexmark internally develops all three of the key technologies in the distributed printing business, including inkjet, monochrome laser and color laser. Lexmark is also recognized as an industry leader in critical software competencies related to printing, network connectivity/management and enhancing document workflow. The company's technology platform has historically allowed it to be a leader in product price/performance and also build unique capabilities into its products that enable it to offer unique solutions (combining hardware, software and professional services) for specific customer groups. This breadth of technology capabilities has also enabled Lexmark to offer an extensive product line alternative to the industry leader, Hewlett-Packard.

Third, Lexmark has leveraged its technological capabilities and its commitment to flexibility and responsiveness to build strong relationships with large-account customers and channel partners, including major retail chains, distributors, direct-response catalogers and value-added resellers. Lexmark's path-to-market includes industry focused consultative sales and services teams that deliver unique and differentiated solutions to both large accounts and channel partners that sell into the company's target industries. Retail-centric teams also have enabled Lexmark to meet the specific needs of major retail partners and have resulted in the company winning numerous "best supplier" awards over the last few years.

Lexmark's business market strategy requires that it provide its array of high-quality, technologically advanced products and solutions at competitive prices. Lexmark continually enhances its products to ensure that they function efficiently in increasingly complex enterprise network environments. It also provides flexible tools to enable network administrators to improve manageability. Lexmark's business target markets include large corporations, small and medium businesses and the public sector. Lexmark's business market strategy also requires that it continually identify and focus on industry-specific issues and processes so that it can differentiate itself by offering unique industry solutions and related services.

The company's consumer market strategy is to generate demand for Lexmark products by offering high-quality, competitively priced products that present an exceptional value to consumers and businesses primarily through retail channels. It is a combination of innovative technology and customer insight that differentiates Lexmark from its competitors. Lexmark leverages this unique approach to create printing solutions that make it easier for consumers and small business owners to create, share and manage information and images. Lexmark plans to invest in brand building efforts including core product offerings, advertising campaigns and public relations events that reinforce Lexmark's unique value proposition.

Because of Lexmark's exclusive focus on printing solutions, the company has successfully formed alliances and original equipment manufacturer ("OEM") arrangements with many companies, including Dell, IBM and Lenovo. The entrance of a competitor that is also exclusively focused on printing solutions could have a material adverse impact on the company's strategy and financial results.

The company's strategy for dot matrix printers and other office imaging products is to continue to offer high-quality products while managing cost to maximize cash flow and profit.

Products

Laser Products

Lexmark offers a wide range of monochrome and color laser printers, multifunction products, and associated features, software, and application solutions. In 2004, Lexmark announced the T430, a monochrome laser printer designed for general-purpose printing in small workgroups. With print speeds of up to 32 pages per minute ("ppm"), and reliable, high-capacity input, this product is ideal for small and medium businesses ("SMBs") and small workgroups in large enterprises requiring business-class paper handling and versatility. The T634 and T632 monochrome laser printers with print speeds of up to 45 and 40 ppm, respectively, are designed to support large and medium workgroups and have optional paper input and output features, including a stapler and offset stacker. The T630, with print speeds of up to 35 ppm, is designed to support medium and small workgroups. For the personal and SMB sectors of the market, Lexmark announced a new lineup of monochrome desktop laser printers: the E332n, E330 and E232. With the E332n and E330 having print speeds of up to 27 ppm and the E232 with print speeds of up to 22 ppm, they are designed for home office, SMB and large enterprise desktop printing needs. The monochrome laser printer line extends into the wide format sector of the market with the W820 and W812. With print speeds of up to 45 ppm, the W820 is supported with an array of paper handling and finishing options that make it well suited for departmental printing needs. The W812 is a small workgroup printer designed for wide format and specialty printing applications with print speeds of up to 26 ppm.

In 2004, the company also announced the C510 color laser printer. At a print speed of up to 30 ppm in monochrome and eight ppm in color, this printer is designed for small workgroups in enterprises and SMBs. The company's new C760 and C762 color laser printers, designed for medium and large workgroups, feature the company's internally developed color laser technology and can print up to 25 ppm in both monochrome and color. The C912 prints both monochrome and color pages at speeds up to 28 ppm and supports printing on tabloid-size paper.

Lexmark's entry laser multifunction product is the X215 designed for desktop requirements at an affordable price. In 2004, Lexmark introduced the X422, which is a compact, network-ready multifunction product for workgroups and the X762e, a high-speed color multifunction product for workgroups. The company also introduced, in 2004, the X830e and X832e multifunction products, two advanced workflow solution platforms designed for large departments. These devices support finishing, printing on tabloid-size paper and monochrome print speeds of up to 35 ppm and 45 ppm, respectively. In early 2005, the company announced the X632s, X634e and X634dte multifunction products. At a monochrome print speed of up to 40 ppm, the X632s provides affordable device consolidation for workgroups. The X634e class of products provides fast monochrome print speeds of up to 45 ppm and features the easy to use e-Task touch-screen interface. Other multifunction products offered by the company include the X912e, a wide format device offering high-speed color multifunction capability. The N4050e, a low-cost, printer server providing wireless networking capabilities, was announced by the company in 2004. MarkVision Professional, Lexmark's print management software that provides remote configuration, monitoring and problem resolution of network print devices, can be used with all business printers and multifunction products. Application solution options that support Web, bar code, encrypted data and Intelligent Printer Data Stream ("IPDS") printing are also available for most of the printers in the "T", "W", "C" and "X" families of business laser printers to support specific customer environments.

The company continues to offer the Lexmark Document Solutions Suite, which is designed to minimize the expense and inefficiencies of manual, paper-based processes that are costly and time-intensive. The Lexmark Document Solutions Suite integrates three distinct document solutions, which work separately or together as an integrated solution. The Lexmark Document Distributor helps improve information workflow by capturing and moving documents faster, more efficiently and more accurately into a broader range of network systems. The Lexmark Document Producer is an e-forms solution that empowers customers to take control of the presentation and delivery of output from almost any host system and thus avoid the cost of preprinted forms. The Lexmark Document Portal enables users of a Lexmark multifunction product to find, view and print network documents when and where they need them. The suite enables the graphical e-Task interface featured on Lexmark network multifunction products to be tailored to an individual, workgroup, business or industry, using friendly and descriptive icons that allow users to quickly identify and select the appropriate work process. It also extends this interface and e-workflow capability to workstation users of the X6170, X215 and X422 multifunction products. Early in 2004, the company also introduced the Lexmark Workgroup OCR Solution, which enables users to easily transform paper information into versatile, electronic documents that can be efficiently shared and used.

Inkjet Products

In 2004, the company broadened its consumer product line with the next generation of its "P" line of photo products, "X" line of all-in-one products and "Z" line of inkjet printers. Lexmark's inkjet introductions included a wide range of innovative functions and photo features, as well as proven technology, such as the Accu-Feed paper handling system.

The next generation of Lexmark's "P" photo products changed the game for photo printing at home. The P6250 Photo Center All-in-One and the P915 Home Photo printer bring home the power and simplicity of retail photo kiosks — all without leaving home. Both products have an innovative industrial design and are infused with features that make the photo printing process quick and intuitive. These products deliver six-color 4 x 6 inch borderless photos in as fast as 38 seconds and include innovative features such as a 2.5 inch color liquid crystal display ("LCD") and a photo scan guide, which helps consumers determine exactly where to place their 4 x 6 inch image on the scanner for easy sharing via e-mail or digital photo editing. The PictBridge port and memory card readers allow for PC-free photo printing. The company's "P" series was also enhanced by the introduction of the P315 Snapshot 4 x 6 inch photo printer — a portable photo studio that does not connect to a computer. Consumers can print borderless, 35mm quality images directly from digital cameras with PictBridge or memory cards in any room of the home or in their office. The Lexmark P315 also comes with an adjustable 2.5 inch color LCD and allows easy editing for customized prints that can be produced in as fast as 38 seconds.[3]

The "P" series was further strengthened with the introduction in the P6250 and P915 of Lexmark's exclusive line of inks under the brand "Evercolor". Evercolor is a unique six-color hybrid ink system that combines the broad color gamut of dyes with the permanence of pigment inks. Wilhelm Institute, a world renowned expert on photo preservation, test results show that Lexmark photos last 65 years in normal display conditions and 200+ years in photo albums.[4]

[3] In Quickprint mode and excluding processing time. Actual print speeds will vary depending on system configuration, software, image complexity, print mode and page coverage.

[4] Based on accelerated fade resistance testing of photos either displayed indoors under glass or stored in photo albums. Photos must be printed on Lexmark Premium Glossy Photo Paper using an Evercolor ink system that includes a Lexmark Color Cartridge and an Evercolor Photo Cartridge. Actual resistance to fading will vary based upon factors such as light intensity and type, humidity, temperature, air quality, drying time, glass, matting, album materials, print media and image.

Evercolor inks can also be used in the new generation of Lexmark's X5200 Series all-in-one and Z810 series inkjet printers, which offer dramatically improved photo features. They offer a robust feature set and photo capabilities with borderless and optional six-color printing. These products were engineered to print quality photos fast — four color 4 x 6 inch borderless photos on glossy photo paper in as fast as 32 seconds.[3] The sheet-fed Lexmark X4270 is designed for demanding small office/home office professionals seeking a compact solution that accommodates a wide variety of needs. It replaces five pieces of office equipment (phone, fax, printer, copier and scanner) and delivers best-in-class black print speeds of up to 19 ppm.

Lexmark strengthened its line of products designed for the SMB sector of the market with the launch of the X7170 Office Productivity All-in-One. The Lexmark X7170 combines hardware and software functionality to give SMB professionals a productivity edge. The innovative Lexmark Productivity Suite software helps users to create, manage and edit documents quickly and easily, which allows professionals to accomplish more in less time. In addition, the X7170 comes with a host of standard productivity features such as the 50-sheet automatic document feeder for distributing multi-page faxes and scanning of multi-page documents to e-mail.

Dot Matrix Products

The company continues to market several dot matrix printer models for customers who print multi-part forms.

Supplies

The company designs, manufactures and distributes a variety of cartridges and other supplies for use in its installed base of laser, inkjet and dot matrix printers. Lexmark is currently the exclusive source for new printer cartridges for the printers it manufactures. The company's revenue and profit growth from its supplies business is directly linked to the company's ability to increase the installed base of its laser and inkjet products and customer usage of those products. Lexmark is an industry leader with regard to the recovery, remanufacture, reuse and recycling of used supplies cartridges, helping to keep empty cartridges out of landfills. Attaining that leadership position was made possible by the company's various empty cartridge collection programs around the world. Lexmark continues to launch new programs and expand existing cartridge collection programs to further expand its remanufacturing business and this environmental commitment.

The company also offers a broad range of other office imaging supplies products, applying both impact and non-impact technology.

Service and Support

Lexmark offers a wide range of product and professional services to complement the company's line of printing products, including maintenance, consulting, systems integration and distributed fleet management capabilities. The company works in collaboration with its business partners and customers to develop and implement comprehensive, customized printing solutions. Distributed fleet management services allow organizations to outsource fleet management, technical support, supplies replenishment and maintenance activities to Lexmark.

The company's printer products generally include a warranty period of at least one year, and customers typically have the option to purchase an extended warranty.

Marketing and Distribution

Lexmark employs large-account sales and marketing teams whose mission is to generate demand for its business printing solutions and services, primarily among large corporations as well as the public sector. Sales and marketing teams focus on industries such as financial services, retail/pharmacy, manufacturing, government, education and health care. Those teams, in conjunction with the company's development and manufacturing teams, are able to customize printing solutions to meet customer specifications for printing electronic forms, media handling, duplex printing and other document workflow solutions. The company distributes its products to business customers primarily through its well-established distributor network, which includes such distributors as Ingram Micro, Tech Data, SYNNEX and Northamber. The company's products are also sold through solution providers, which offer custom solutions to specific markets, and through direct response resellers.

The company's international sales and marketing activities for the business market are organized to meet the needs of the local jurisdictions and the size of their markets. Operations in the United States, Australia, Canada, Latin America and western Europe focus on large account demand generation with orders filled through distributors and retailers.

The company's business printer supplies and other office imaging products are generally available at the customer's preferred point-of-purchase through multiple channels of distribution. Although channel mix varies somewhat depending upon the geography, substantially all of the company's business supplies products sold commercially in 2004 were sold through the company's network of Lexmark-authorized supplies distributors and resellers, who sell directly to end-users or to independent office supply dealers.

For the consumer market, the company distributes its inkjet products and supplies primarily through more than 15,000 retail outlets worldwide. The company's sales and marketing activities are organized to meet the needs of the various geographies and the size of their markets. In the United States, products are distributed through large discount store chains such as Wal-Mart and Target, as well as consumer electronics stores such as Best Buy and Circuit City, office superstores such as Staples and OfficeMax, and wholesale clubs such as Sam's Club. The company's western European operations distribute products through major information technology resellers such as Northamber, and in large markets through key retailers such as Media Markt in Germany, Dixon's in the United Kingdom and Carrefour in France. Australian and Canadian marketing activities focus on large retail account demand generation, with orders filled through distributors or resellers, whereas Latin American marketing activities are mostly conducted through retail sales channels.

For both the business and consumer markets, the company's eastern European, Middle East and African regions are primarily served through strategic partnerships and distributors. Asia Pacific markets (excluding Australia) are served through a combination of Lexmark sales offices, strategic partnerships and distributors.

The company also sells its products through numerous alliances and OEM arrangements, including Dell, IBM and Lenovo.

Lexmark launched an advertising campaign in the fourth quarter of 2004. The core message of the campaign is that Lexmark is the company that makes printing easier. The company believes that this campaign will build brand image and awareness, and in the long term will support the execution of its strategic initiatives.

During fiscal 2004, one customer, Dell, accounted for $570 million, or 10.7 percent of the company's total revenue. Sales to Dell are included in both the business and consumer market segments. In 2003 and 2002, no single customer accounted for 10 percent or more of total revenue.

Competition

The company continues to develop and market new and innovative products at competitive prices. New product announcements by the company's principal competitors, however, can have, and in the past, have had, a material adverse effect on the company's financial results. Such new product announcements can quickly undermine any technological competitive edge that one manufacturer may enjoy over another and set new market standards for price, quality, speed and functionality. Furthermore, knowledge in the marketplace about pending new product announcements by the company's competitors may also have a material adverse effect on the company as purchasers of printers may defer buying decisions until the announcement and subsequent testing of such new products.

In recent years, the company and its principal competitors, many of which have significantly greater financial, marketing and/or technological resources than Lexmark, have regularly lowered prices on printers and are expected to continue to do so. The company is vulnerable to these pricing pressures, which could jeopardize the company's ability to grow or maintain market share and, if not mitigated by cost and expense reductions, may result in lower profitability. The company expects that as it competes more successfully with its larger competitors, the company's increased market presence may attract more frequent challenges, both legal and commercial, from its competitors, including claims of possible intellectual property infringement.

The distributed printing market is extremely competitive. The distributed laser printing market is dominated by Hewlett-Packard, which has a widely recognized brand name and has been estimated to hold approximately 40 percent of the market as measured in annual units shipped. With the convergence of traditional printer and copier markets, major laser competitors now include traditional copier companies such as Canon, Ricoh and Xerox. Other laser competitors include Brother, Samsung, Konica Minolta and Kyocera Mita.

The company's primary competitors in the inkjet product market are Hewlett-Packard, Epson and Canon, who together account for approximately 75 to 80 percent of worldwide inkjet product sales. As with laser printers, if pricing pressures are not mitigated by cost and expense reductions, the company's ability to grow or maintain market share and its profitability could be adversely affected. In addition, the company must compete with these same vendors for retail shelf space allocated to printers and their associated supplies.

Although Lexmark is currently the exclusive supplier of new printer cartridges for its laser and inkjet products, there can be no assurance that other companies will not develop new compatible cartridges for Lexmark products. In addition, refill and remanufactured alternatives for some of the company's cartridges are available and, although generally offering inconsistent quality and reliability, compete with the company's supplies business. As the installed base of laser and inkjet products grows and matures, the company expects competitive refill and remanufacturing activity to increase.

The market for other office imaging products is also highly competitive and the impact printing sector of the supplies market is declining. Although the company has rights to market certain IBM branded supplies until December 2007, there are many independent ribbon and toner manufacturers competing to provide compatible supplies for IBM branded printing products. The revenue and profitability from the company's other office imaging products is less relevant than it has been historically. Management believes that the operating income associated with its other office imaging products will continue to decline.

Manufacturing

The company operates manufacturing control centers in Lexington, Kentucky, and Geneva, Switzerland, and has manufacturing sites in Boulder, Colorado; Orleans, France; Rosyth,

Scotland; Juarez and Chihuahua, Mexico; and Lapu-Lapu City, Philippines. The company also has customization centers in each of the major geographies it serves. The company's manufacturing strategy is to retain control over processes that are technologically complex, proprietary in nature and central to the company's business model, such as the manufacture of inkjet cartridges, at company-owned and operated facilities. The company shares some of its technical expertise with certain manufacturing partners, many of whom have facilities located in China, which collectively provide the company with substantially all of its printer production capacity. Lexmark oversees these manufacturing partners to ensure that products meet the company's quality standards and specifications.

The company's development operations for laser printer supplies are located in Lexington, Kentucky, and Boulder, Colorado. The company's manufacturing operations for toner and photoconductor drums are located in Boulder, Colorado. The company also manufactures toner in Orleans, France. Over time, the company has made significant capital investments to expand toner and photoconductor drum capabilities. Laser printer cartridges are assembled by a combination of in-house and third-party contract manufacturers in the major geographies served by the company. The manufacturing control center for laser printer supplies is located in Geneva, Switzerland.

The company's development for inkjet printer supplies is located in Lexington, Kentucky, while the manufacturing operations are located in Rosyth, Scotland; Juarez and Chihuahua, Mexico; and Lapu-Lapu City, Philippines. The manufacturing control center for inkjet supplies is located in Geneva, Switzerland. Over time, the company has made significant capital investments to expand inkjet supplies production capacity and capabilities.

Materials

The company procures a wide variety of components used in the manufacturing process, including semiconductors, electro-mechanical components and assemblies, as well as raw materials, such as plastic resins. Although many of these components are standard off-the-shelf parts that are available from multiple sources, the company often utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. Typically, these preferred suppliers maintain alternate processes and/or facilities to ensure continuity of supply. The company generally must place commitments for its projected component needs approximately three to six months in advance. The company occasionally faces capacity constraints when there has been more demand for its products than initially projected. From time to time, the company may be required to use air shipment to expedite product flow, which can adversely impact the company's operating results. Conversely, in difficult economic times, the company's inventory can grow as market demand declines.

Many components of the company's products are sourced from sole suppliers, including certain custom chemicals, microprocessors, electro-mechanical components, application specific integrated circuits and other semiconductors. In addition, the company sources some printer engines and finished products from OEMs. Although the company plans in anticipation of its future requirements, should these components not be available from any one of these suppliers, there can be no assurance that production of certain of the company's products would not be disrupted. Such a disruption could interfere with the company's ability to manufacture and sell products and materially adversely affect the company's business. Conversely, during economic slowdowns, the company may build inventory of components as demand decreases.

Research and Development

The company's research and development activity is focused on laser and inkjet printers, multifunction products, associated supplies, features, software and related technologies. The company has accelerated its investment in research and development to support new product initiatives and to advance current technologies and expects this to continue. The company's primary research and development activities are conducted in Lexington, Kentucky; Boulder, Colorado; Cebu City, Philippines; and Kolkotta, India. In the case of certain products, the company may elect to purchase products or key components from third-party suppliers rather than develop them internally.

The company is committed to being a technology leader in its targeted areas and is actively engaged in the design and development of new products and enhancements to its existing products. Its engineering efforts focus on laser, inkjet and connectivity technologies, as well as design features that will increase performance, improve ease of use and lower production costs. Lexmark also develops related applications and tools to enable it to efficiently provide a broad range of services. The process of developing new technology products is complex and requires innovative designs that anticipate customer needs and technological trends. Research and development expenditures were $313 million in 2004, $266 million in 2003 and $248 million in 2002. The company must make strategic decisions from time to time as to which new technologies will produce products in market sectors that will experience the greatest future growth. There can be no assurance that the company can continue to develop the more technologically advanced products required to remain competitive.

Backlog

Although the company experiences availability constraints from time to time for certain products, the company generally fills its orders within 30 days of receiving them. Therefore, the company usually has a backlog of less than 30 days at any one time, which the company does not consider material to its business.

Employees

As of December 31, 2004, the company had approximately 13,400 full-time equivalent employees worldwide of which 4,400 are located in the U.S. and the remaining 9,000 are located in Europe, Canada, Latin America, Asia, and the Pacific Rim. None of the U.S. employees are represented by a union. Employees in France are represented by a Statutory Works Council. Substantially all regular employees have been granted stock options.

Available Information

The company makes available, free of charge, electronic access to all documents (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as well as any beneficial ownership filings) filed with the Securities and Exchange Commission ("SEC" or the "Commission") by the company on its website at http://investor.lexmark.com as soon as reasonably practicable after such documents are filed.

Executive Officers of the Registrant

The executive officers of the company and their respective ages, positions and years of service with the company are set forth below.

Name of Individual	Age	Position	Years With The Company
Paul J. Curlander...	52	Chairman and Chief Executive Officer	14
Gary E. Morin......	56	Executive Vice President and Chief Financial Officer	9
Paul A. Rooke......	46	Executive Vice President and President of Printing Solutions and Services Division	14
Najib Bahous......	48	Vice President and President of Consumer Printer Division	14
Daniel P. Bork......	53	Vice President, Tax	8
Vincent J. Cole, Esq	48	Vice President, General Counsel and Secretary	14
David L. Goodnight	52	Vice President, Asia Pacific and Latin America	11
Richard A. Pelini ...	46	Vice President and Treasurer	2
Gary D. Stromquist	49	Vice President and Corporate Controller	14
Jeri I. Stromquist ..	47	Vice President of Human Resources	14

Dr. Curlander has been a Director of the company since February 1997. Since April 1999, Dr. Curlander has been Chairman of the Board of the company. In May 1998, Dr. Curlander was elected President and Chief Executive Officer of the company. Prior to such time, Dr. Curlander served as President and Chief Operating Officer and Executive Vice President, Operations of the company.

Mr. Morin has been Executive Vice President and Chief Financial Officer of the company since January 2000. From January 1996 to January 2000, Mr. Morin was Vice President and Chief Financial Officer of the company.

Mr. Rooke has been Executive Vice President and President of the company's Printing Solutions and Services Division since October 2002. Prior to such time and since May 2001, Mr. Rooke served as Vice President and President of the Printing Solutions and Services Division. From December 1999 to May 2001, Mr. Rooke was Vice President and President of the company's Business Printer Division, and from June 1998 to December 1999, Mr. Rooke was Vice President and President of the company's Imaging Solutions Division.

Mr. Bahous has been Vice President and President of the company's Consumer Printer Division since March 2003. Prior to such time and since May 2001, Mr. Bahous served as Vice President of Customer Services. From January 1999 to May 2001, Mr. Bahous served as Vice President and General Manager, Customer Services Europe.

Mr. Bork has been Vice President, Tax of the company since May 2001. From October 1996 to May 2001, he was Director of Taxes of the company.

Mr. Cole has been Vice President and General Counsel of the company since July 1996 and Corporate Secretary since February 1996.

Mr. Goodnight has been Vice President, Asia Pacific and Latin America since June 2001. From May 1998 to June 2001, Mr. Goodnight served as Vice President and Corporate Controller of the company.

Mr. Pelini has been Vice President and Treasurer of the company since July 2003. Mr. Pelini was employed by the company from 1991 to 1998 and was Assistant Treasurer of the company from

1996 to 1998. Prior to rejoining the company in July 2003, Mr. Pelini was Senior Vice President of Finance for Convergys Corporation. Mr. Pelini held various finance positions with Convergys from 1998 to 2003, including that of Vice President and Treasurer.

Mr. Stromquist has been Vice President and Corporate Controller of the company since July 2001. From July 1999 to July 2001, Mr. Stromquist served as Vice President of Alliances/OEM in the company's Consumer Printer Division. From November 1998 to July 1999, he served as Vice President of Finance for the company's Consumer Printer Division. Mr. Stromquist is the husband of Jeri I. Stromquist, Vice President of Human Resources of the company.

Ms. Stromquist has been Vice President of Human Resources of the company since February 2003. From January 2001 to February 2003, Ms. Stromquist served as Vice President of Worldwide Compensation and Resource Programs in the company's Human Resources department. From November 1998 to January 2001, she served as Vice President of Finance for the company's Business Printer Division. Ms. Stromquist is the wife of Gary D. Stromquist, Vice President and Corporate Controller of the company.

Intellectual Property

The company's intellectual property is one of its major assets and the ownership of the technology used in its products is important to its competitive position. Lexmark seeks to establish and maintain the proprietary rights in its technology and products through the use of patents, copyrights, trademarks, trade secret laws, and confidentiality agreements.

The company holds a portfolio of approximately 1,000 U.S. patents and approximately 550 pending U.S. patent applications. The company also holds over 2,600 foreign patents and pending patent applications. The inventions claimed in these patents and patent applications cover aspects of the company's current and potential future products, manufacturing processes, business methods and related technologies. The company is developing a portfolio of patents that protects its product lines and offers the possibility of entering into licensing agreements with others.

The company has a variety of intellectual property licensing and cross-licensing agreements with a number of third parties. Certain of the company's material license agreements, including those that permit the company to manufacture some of its current products, terminate as to specific products upon certain "changes of control" of the company.

The company has trademark registrations or pending trademark applications for the name LEXMARK in approximately 70 countries for various categories of goods. Lexmark also owns a number of trademark applications and registrations for various product names. The company holds worldwide copyrights in computer code, software and publications of various types. Other proprietary information is protected through formal procedures, which include confidentiality agreements with employees and other entities.

The company's success depends in part on its ability to obtain patents, copyrights and trademarks, maintain trade secret protection and operate without infringing the proprietary rights of others. While Lexmark designs its products to avoid infringing the intellectual property rights of others, current or future claims of intellectual property infringement, and the expenses resulting therefrom, could materially adversely affect its business, operating results and financial condition. Expenses incurred by the company in obtaining licenses to use the intellectual property rights of others and to enforce its intellectual property rights against others also could materially affect its business, operating results and financial condition. In addition, the laws of some foreign countries may not protect Lexmark's proprietary rights to the same extent as the laws of the United States.

Environmental and Regulatory Matters

The company's operations, both domestically and internationally, are subject to numerous laws and regulations, particularly relating to environmental matters that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Over time, the company has implemented numerous programs to recover, remanufacture and recycle certain of its products and intends to continue to expand on initiatives that have a positive effect on the environment. The company is also required to have permits from a number of governmental agencies in order to conduct various aspects of its business. Compliance with these laws and regulations has not had, and in the future is not expected to have, a material effect on the capital expenditures, earnings or competitive position of the company. There can be no assurance, however, that future changes in environmental laws or regulations, or in the criteria required to obtain or maintain necessary permits, will not have an adverse effect on the company's operations.

Item 2. PROPERTIES

The company's corporate headquarters and principal development facilities are located on a 386 acre campus in Lexington, Kentucky. At December 31, 2004, the company owned or leased 7.2 million square feet of administrative, sales, service, research and development, warehouse and manufacturing facilities worldwide. The properties are used by both the business and consumer segments of the company. Approximately 4.6 million square feet is located in the United States and the remainder is located in various international locations. The company's principal international manufacturing facilities are in Mexico, the Philippines, Scotland and France. The principal domestic manufacturing facility is in Colorado. The company leases facilities for software development in India and the Philippines. The company owns approximately 61 percent of the worldwide square footage and leases the remaining 39 percent. The leased property has various lease expiration dates. The company believes that it can readily obtain appropriate additional space as may be required at competitive rates by extending expiring leases or finding alternative space.

None of the property owned by the company is held subject to any major encumbrances and the company believes that its facilities are in good operating condition.

Item 3. LEGAL PROCEEDINGS

On December 30, 2002, the company filed a lawsuit against Static Control Components, Inc. ("SCC") in the U.S. District Court for the Eastern District of Kentucky (the "District Court") alleging that certain SCC products infringe the company's copyrights and are in violation of the Digital Millennium Copyright Act. On February 27, 2003, the District Court granted the company's motion requesting a preliminary injunction ordering SCC to cease making, selling or otherwise trafficking in the specified products. On March 31, 2003, SCC appealed the District Court's decision to the Sixth Circuit Court of Appeals (the "Circuit Court") and on October 26, 2004 a three judge panel of the Circuit Court vacated the preliminary injunction and remanded the case back to the District Court for further proceedings. On November 9, 2004, the company filed a petition with the Circuit Court requesting an en banc rehearing (a rehearing by all of the eligible Circuit Court judges) of the original three judge panel's decision. On February 15, 2005, the Circuit Court denied the company's petition for an en banc rehearing.

On February 28, 2003, SCC filed a lawsuit against the company in the U.S. District Court for the Middle District of North Carolina alleging that the company engaged in anti-competitive and monopolistic conduct and unfair and deceptive trade practices in violation of the Sherman Act, the Lanham Act and various North Carolina state laws. That lawsuit was dismissed on October 15, 2003. On December 23, 2003, these claims were asserted against the company as counterclaims in the company's case against SCC pending in the U.S. District Court for the

Eastern District of Kentucky. SCC is seeking damages in excess of $100 million. The company believes that the claims by SCC are without merit, and intends to vigorously defend against them.

The company is also party to various litigation and other legal matters, including claims of intellectual property infringement and various purported consumer class action lawsuits alleging, among other things, various product defects and false and deceptive advertising claims, that are being handled in the ordinary course of business. In addition, various governmental authorities have from time to time initiated inquiries and investigations, some of which are ongoing, concerning the activities of participants in the markets for printers and supplies. The company intends to continue to cooperate fully with those governmental authorities in these matters.

Although it is not reasonably possible to estimate whether a loss will occur as a result of these legal matters, or if a loss should occur, the amount of such loss, the company does not believe that any legal matters to which it is a party is likely to have a material adverse effect on the company's financial position or results of operations. However, there can be no assurance that any pending legal matters or any legal matters that may arise in the future would not have a material adverse effect on the company's financial position or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Lexmark's Class A common stock is traded on the New York Stock Exchange under the symbol LXK. As of March 4, 2005, there were 1,488 holders of record of the Class A common stock and there were no holders of record of the Class B common stock. Information regarding the market prices of the company's Class A common stock appears in Part II, Item 8, Note 18 of the Notes to Consolidated Financial Statements.

Dividend Policy

The company has never declared or paid any cash dividends on the Class A common stock and has no current plans to pay cash dividends on the Class A common stock. The payment of any future cash dividends will be determined by the company's board of directors in light of conditions then existing, including the company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions, tax laws, certain corporate law requirements and various other factors.

Issuer Purchases of Equity Securities

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs *(In Millions)* (1)
October 1-31, 2004	—	$ —	—	$1,040.3
November 1-30, 2004	814,000	84.61	814,000	971.4
December 1-31, 2004	806,000	86.89	806,000	901.4
Total	1,620,000	85.74	1,620,000	—

(1) In October 2004, the company received authorization from the board of directors to repurchase an additional $1.0 billion of its Class A common stock for a total repurchase authority of $2.4 billion. As of December 31, 2004, there was approximately $0.9 billion of share repurchase authority remaining. This repurchase authority allows the company, at management's discretion, to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. During the fourth quarter of 2004, the company repurchased approximately 1.6 million shares at a cost of approximately $139 million. For the year ended December 31, 2004, the company repurchased approximately 3.2 million shares at a cost of approximately $281 million. As of December 31, 2004, since the inception of the program, the company had repurchased approximately 38.0 million shares for an aggregate cost of approximately $1.5 billion.

Equity Compensation Plan Information

The following table provides information about the company's equity compensation plans as of December 31, 2004:

(Number of Securities in millions)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	11.9(2)	$61.90	8.9(3)
Equity compensation plans not approved by stockholders (4)	0.9	45.98	0.4
Total	12.8	$60.73	9.3

(1) The numbers in this column represent the weighted average exercise price of stock options only.

(2) As of December 31, 2004, of the approximately 11.9 million awards outstanding under the equity compensation plans approved by stockholders, there were approximately 11.4 million stock options (of which 11,175,000 are employee stock options and 249,000 are nonemployee director stock options), 290,000 restricted stock units and supplemental deferred stock units, 21,000 voluntarily deferred performance shares that were earned as of the end of 2000, and 164,000 elective deferred stock units (of which 122,000 are employee elective deferred stock units and 42,000 are nonemployee director elective deferred stock units) that pertain to voluntary elections by certain members of management to defer all or a portion of their annual incentive compensation and by certain nonemployee directors to defer all or a portion of their annual retainer, chair retainer and/or meeting fees, that would have otherwise been paid in cash.

(3) Of the 8.9 million shares available, 6.5 million relate to employee plans (of which 3.0 million may be granted as full-value awards), 0.1 million relate to the nonemployee director plan and 2.3 million relate to the employee stock purchase plan.

(4) The company has only one equity compensation plan which has not been approved by its stockholders, the Lexmark International, Inc. Broad-Based Employee Stock Incentive Plan (the "Broad-Based Plan"). The Broad-Based Plan, which was established on December 19, 2000, provides for the issuance of up to 1.6 million shares of the company's common stock pursuant to stock incentive awards (including stock options, stock appreciation rights, performance awards, restricted stock units and deferred stock units) granted to the company's employees, other than its directors and executive officers. The Broad-Based Plan expressly provides that the company's directors and executive officers are not eligible to participate in the Plan. The Broad-Based Plan limits the number of shares subject to full-value awards (e.g., restricted stock units and performance awards) to 50,000 shares. The company's board of directors may at any time terminate or suspend the Broad-Based Plan, and from time to time, amend or modify the Broad Based-Plan, but any amendment which would lower the minimum exercise price for options and stock appreciation rights or materially modify the requirements for eligibility to participate in the Broad-Based Plan, requires the approval of the company's stockholders. In January 2001, all employees other than the company's directors, executive officers and senior managers, were awarded stock options under the Broad-Based Plan. All 0.9 million awards outstanding under the equity compensation plan not approved by stockholders are in the form of stock options.

Item 6. SELECTED FINANCIAL DATA

The table below summarizes recent financial information for the company. For further information refer to the company's financial statements and notes thereto presented under Part II, Item 8 of this Form 10-K.

(Dollars in Millions, Except per Share Data)

	2004	2003	2002	2001	2000
Statement of Earnings Data:					
Revenue	$5,313.8	$4,754.7	$4,356.4	$4,104.3	$3,767.3
Cost of revenue (1)	3,522.4	3,209.6	2,985.8	2,865.3	2,550.9
Gross profit	1,791.4	1,545.1	1,370.6	1,239.0	1,216.4
Research and development	312.7	265.7	247.9	246.2	216.5
Selling, general and administrative	746.6	685.5	617.8	593.4	542.9
Restructuring and related (reversal) charges (1)(2)(3)	—	—	(5.9)	58.4	41.3
Operating expense	1,059.3	951.2	859.8	898.0	800.7
Operating income	732.1	593.9	510.8	341.0	415.7
Interest (income) expense, net	(14.5)	(0.4)	9.0	14.8	12.8
Other expense	0.1	0.8	6.2	8.4	6.5
Earnings before income taxes	746.5	593.5	495.6	317.8	396.4
Provision for income taxes (4)(5)	177.8	154.3	128.9	44.2	111.0
Net earnings	$ 568.7	$ 439.2	$ 366.7	$ 273.6	$ 285.4
Diluted net earnings per common share	$ 4.28	$ 3.34	$ 2.79	$ 2.05	$ 2.13
Shares used in per share calculation	132.9	131.4	131.6	133.8	134.3
Statement of Financial Position Data:					
Working capital	$1,533.2	$1,260.5	$ 699.8	$ 562.0	$ 264.7
Total assets	4,124.3	3,450.4	2,808.1	2,449.9	2,073.2
Total debt	151.0	150.4	161.5	160.1	148.9
Stockholders' equity	2,082.9	1,643.0	1,081.6	1,075.9	777.0
Other Key Data:					
Net cash from operations(6)	$ 775.4	$ 747.6	$ 815.6	$ 195.7	$ 476.3
Capital expenditures	$ 198.3	$ 93.8	$ 111.7	$ 214.4	$ 296.8
Debt to total capital ratio (7)	7%	8%	13%	13%	16%
Number of employees (8)	13,400	11,800	12,100	12,700	13,000

(1) Amounts include the impact of restructuring and other charges in 2001 of $87.7 million ($64.5 million, net of tax), which resulted in a $0.48 reduction in diluted net earnings per share. Inventory write-offs of $29.3 million associated with the restructuring actions were included in cost of revenue.

(2) Amounts include the benefit of a $5.9 million ($4.4 million, net of tax) reversal of restructuring and other charges in 2002, which resulted in a $0.03 increase in diluted net earnings per share.

(3) Amounts include the impact of restructuring and related charges in 2000 of $41.3 million ($29.7 million, net of tax), which resulted in a $0.22 reduction in diluted net earnings per share.

(4) Provision for income taxes in 2004 includes a $20.0 million benefit from the resolution of income tax matters, which resulted in a $0.15 increase in diluted net earnings per share.

(5) Provision for income taxes in 2001 includes a $40.0 million benefit from the resolution of income tax matters, which resulted in a $0.30 increase in diluted net earnings per share.

(6) Cash flows from investing and financing activities, which are not presented, are integral components of total cash flow activity.

(7) The debt to total capital ratio is computed by dividing total debt (which includes both short-term and long-term debt) by the sum of total debt and stockholders' equity.

(8) Represents the approximate number of full-time equivalent employees at December 31 of each year.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto:

OVERVIEW

Since its inception in 1991, Lexmark has become a leading developer, manufacturer and supplier of printing and imaging solutions for offices and homes. Lexmark's products include laser printers, inkjet printers, multifunction devices, associated supplies, services and solutions. Lexmark also sells dot matrix printers for printing single and multi-part forms by business users and develops, manufactures and markets a broad line of other office imaging products. The company is primarily managed along business and consumer market segments. Refer to Note 17 of the Notes to Consolidated Financial Statements for additional information regarding the company's reportable segments.

The total distributed office and home printing output opportunity has expanded as copiers and fax machines have been integrated into multifunction devices. Management believes that the integration of print/copy/fax capabilities favors companies like Lexmark due to its experience in providing industry-leading network printing solutions and multifunction printing products. Lexmark's management believes that its total revenue will continue to grow due to projected overall market growth for 2005 to 2008.

In recent years, the company's growth rate in sales of printer units has generally exceeded the growth rate of its printer revenue due to sales price reductions and the introduction of new lower priced products in both the laser and inkjet printer markets. In the laser printer market, this pricing pressure is partially offset by the tendency of customers to add higher profit margin optional features including network adapters, document management software, additional memory, paper handling and multifunction capabilities. Pricing pressure is also partially offset by the opportunity to provide business solutions and services to customers who are increasingly looking for assistance to better manage and leverage their document-related costs and output infrastructure. In the inkjet product market, advances in inkjet technology have resulted in products with higher resolution and improved performance while increased competition has led to lower prices. Additionally, the number of consumers seeking to print digitally captured images in their homes has driven significant growth in the photo printer and all-in-one products. The greater affordability of inkjet printers, improvements in photo printing products, as well as the growth in the all-in-one category, have been important factors in the growth of this market.

As the installed base of Lexmark laser printers, inkjet printers and multifunction devices continues to grow, management expects the market for supplies will grow as well, as such supplies are routinely required for use throughout the life of those products. While profit margins on printers and multifunction products have been negatively affected by competitive pricing pressure, the supplies are a higher margin, recurring business, which the company expects to contribute to the stability of its earnings over time.

The company's dot matrix printers and other office imaging products include many mature products such as supplies for IBM branded printers, aftermarket supplies for certain competitors' products and typewriter supplies that require little ongoing investment. The company expects that the market for these products will continue to decline, and has implemented a strategy to continue to offer high-quality products while managing cost to maximize cash flow and profit.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Lexmark's discussion and analysis of its financial condition and results of operations are based upon the company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the company evaluates its estimates, including those related to customer programs and incentives, product returns, doubtful accounts, inventories, intangible assets, income taxes, warranty obligations, copyright fees, product royalty obligations, restructurings, pension and other postretirement benefits, and contingencies and litigation. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The company records estimated reductions to revenue at the time of sale for customer programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. Estimated reductions in revenue are based upon historical trends and other known factors at the time of sale. The company also provides price protection to substantially all of its reseller customers. The company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated. If market conditions were to decline, the company may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Allowances for Doubtful Accounts

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of customers, unusual macroeconomic conditions and historical experience. If the financial condition of the company's customers deteriorates or other circumstances occur that result in an impairment of customers' ability to make payments, the company records additional allowances as needed.

Warranty Reserves

The company provides for the estimated cost of product warranties at the time revenue is recognized. The reserve for product warranties is based on the quantity of units sold under warranty, estimated product failure rates, and material usage and service delivery costs. The estimates for product failure rates and material usage and service delivery costs are periodically adjusted based on actual results. To minimize warranty costs, the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers. Should actual product failure rates, material usage or service delivery costs differ from the company's estimates, revisions to the estimated warranty liability may be required.

Inventory Reserves and Adverse Purchase Commitments

The company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The company estimates the difference between the cost of obsolete or unmarketable inventory and its market value based upon product demand requirements, product life cycle, product pricing and quality issues. Also, the company records an adverse purchase commitment liability when anticipated market sales prices are lower than committed costs. If actual market conditions are less favorable than those projected by management, additional inventory write-downs and adverse purchase commitment liabilities may be required.

Long-Lived Assets

Management considers the potential impairment of both tangible and intangible assets when circumstances indicate that the carrying amount of an asset may not be recoverable. An asset impairment review estimates the fair value of an asset based upon the future cash flows that the asset is expected to generate. Such an impairment review incorporates estimates of forecasted revenue and costs that may be associated with an asset, expected periods that an asset may be utilized and appropriate discount rates.

Pension and Postretirement Benefits

The company's pension and non-pension postretirement benefit costs and obligations are dependent on various actuarial assumptions used in calculating such amounts. Examples of assumptions the company must make include selecting the following: expected long-term rate of return on plan assets, a discount rate that reflects the rate at which pension benefits could be settled and the anticipated rates of future compensation increases. The company uses long-term historical actual asset return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets. This assumption is reviewed and set annually at the beginning of each year. Differences between actual and expected returns are recognized in the calculation of net periodic cost (benefit) over five years. The deferred amounts resulting from this averaging process are not expected to have a significant effect on the company's results of operations for 2005.

The discount rate assumptions used for pension and non-pension postretirement benefit plan accounting reflect the rates available on high-quality fixed-income debt instruments at December 31 each year. The rate of future compensation increases is determined by the company based upon its long-term plans for such increases.

Actual results that differ from assumptions are accumulated and amortized over the estimated future service period of the plan participants. For 2004, a 25 basis point change in the assumptions for asset return, discount rate and compensation increases, would not have had a significant impact on the net periodic benefit cost.

Changes in actual asset return experience and discount rate assumptions can impact the company's stockholders' equity. Actual asset return experience results in an increase or decrease in the asset base and this effect, in conjunction with a decrease in the pension discount rate, may result in a plan's assets being less than a plan's accumulated benefit obligation ("ABO"). The ABO is the present value of benefits earned to date and is based upon past compensation levels. The company is required to show in its Consolidated Statements of Financial Position a net liability that is at least equal to the ABO less the market value of plan assets. This liability is referred to as an additional minimum liability ("AML"). An AML, which is recorded and updated on December 31 each year, is reflected as a long-term pension liability with the offset in other comprehensive earnings (loss) in the equity section of the Consolidated Statements of Financial Position (on a net of tax basis) and/or as an intangible asset to the degree the company has unrecognized prior service costs.

Income Taxes

The company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as well as about the realization of deferred tax assets. If the provisions for current or deferred taxes are not adequate, if the company is unable to realize certain deferred tax assets or if the tax laws change unfavorably, the company could potentially experience significant losses in excess of the reserves established. Likewise, if the provisions for current and deferred taxes are in excess of those eventually needed, if the company is able to realize additional deferred tax assets or if tax laws change favorably, the company could potentially experience significant gains.

RESTRUCTURING AND OTHER CHARGES

Although the company had substantially completed all restructuring activities at December 31, 2002, and the employees had exited the business, approximately $4.7 million of severance payments were made during 2003. Refer to Note 15 of the Notes to Consolidated Financial Statements for additional information regarding the company's restructuring activities.

RESULTS OF OPERATIONS

Summary

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto. The following table summarizes the results of Lexmark's operations for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002	
(Dollars in Millions)	Dollars	*% of Rev*	Dollars	*% of Rev*	Dollars	*% of Rev*
Revenue	$5,313.8	*100.0%*	$4,754.7	*100.0%*	$4,356.4	*100.0%*
Gross profit	1,791.4	*33.7%*	1,545.1	*32.5%*	1,370.6	*31.5%*
Operating expense	1,059.3	*19.9%*	951.2	*20.0%*	859.8	*19.7%*
Operating income	732.1	*13.8%*	593.9	*12.5%*	510.8	*11.7%*
Net earnings	568.7	*10.7%*	439.2	*9.2%*	366.7	*8.4%*

Revenue

Consolidated revenue increased 12% in 2004 compared to 2003 and 9% in 2003 compared to 2002.

During fiscal 2004, one customer, Dell, accounted for $570 million, or 10.7 percent of the company's total revenue. Sales to Dell are included in both the business and consumer market segments. In 2003 and 2002, no single customer accounted for 10 percent or more of total revenue.

The following tables provide a breakdown of the company's revenue by market segment, geography and product category.

Revenue by market segment:

(Dollars in Millions)	2004	2003	*% Change*	2003	2002	*% Change*
Business	$2,816.6	$2,626.9	*7%*	$2,626.9	$2,385.5	*10%*
Consumer	2,497.2	2,127.6	*17%*	2,127.6	1,969.0	*8%*
All other	—	0.2	*n/a*	0.2	1.9	*n/a*
Total revenue	$5,313.8	$4,754.7	*12%*	$4,754.7	$4,356.4	*9%*

During 2004, revenue in the business market segment increased $190 million or 7% over 2003. This growth was principally due to increases in unit volumes. The company experienced strong double-digit unit growth in the business market segment, but saw significant hardware price declines and continuing mix shift to low-end products, resulting in revenue growth less than unit growth. Market demand for low-end monochrome laser and color laser printers was strong. During 2003, revenue increased $242 million or 10% when compared to 2002 principally due to increases in unit volumes.

During 2004, revenue in the consumer market segment increased $370 million or 17% over 2003. This growth was also due to double-digit unit growth, principally driven by strong sales of inkjet all-in-one products. During 2003, revenue increased $159 million or 8% when compared to 2002 and was principally due to increases in unit volumes.

Revenue by geography:

(Dollars in Millions)	2004	2003	*% Change*	2003	2002	*% Change*
United States	$2,397.8	$2,169.0	*11%*	$2,169.0	$2,054.5	*6%*
Europe	1,926.3	1,675.9	*15%*	1,675.9	1,445.2	*16%*
Other International	989.7	909.8	*9%*	909.8	856.7	*6%*
Total revenue	$5,313.8	$4,754.7	*12%*	$4,754.7	$4,356.4	*9%*

During 2004, revenue increased in all geographies when compared to 2003 principally due to the previously discussed unit growth. Revenue in Europe and Other International geographies was also favorably impacted by currency. During 2003, revenue increased in all geographies when compared to 2002 due to unit growth.

Revenue by product:

(Dollars in Millions)	2004	2003	*% Change*	2003	2002	*% Change*
Laser and inkjet printers	$2,000.1	$1,759.8	*14%*	$1,759.8	$1,631.1	*8%*
Laser and inkjet supplies	2,974.8	2,629.4	*13%*	2,629.4	2,334.5	*13%*
Other	338.9	365.5	*(7)%*	365.5	390.8	*(6)%*
Total revenue	$5,313.8	$4,754.7	*12%*	$4,754.7	$4,356.4	*9%*

During 2004 and 2003, laser and inkjet printers and laser and inkjet supplies revenue both increased when compared to the prior year. These increases reflected solid unit growth in both the business and consumer market segments as discussed above.

Gross Profit

The following table provides gross profit information:

(Dollars in Millions)	2004	2003	*% Change*	2003	2002	*% Change*
Gross Profit:						
Dollars	$1,791.4	$1,545.1	*16%*	$1,545.1	$1,370.6	*13%*
% of Revenue	33.7%	32.5%	*1.2pts*	32.5%	31.5%	*1.0pts*

During 2004, consolidated gross profit and gross profit as a percentage of revenue increased when compared to the prior year. The improvement in the gross profit margin over 2003 was principally due to improved product margins (1.9 percentage points) which was mostly printer driven, partially offset by a negative mix among products toward hardware (0.7 percentage points).

During 2003, the increase in consolidated gross profit and gross profit as a percentage of revenue was attributable to improved supplies margins (1.8 percentage points) and an increased mix of supplies (0.9 percentage points), partially offset by lower printer margins (2.0 percentage points).

Operating Expense

The following table presents information regarding the company's operating expenses during the periods indicated:

	2004		2003		2002	
(Dollars in Millions)	Dollars	*% of Rev*	Dollars	*% of Rev*	Dollars	*% of Rev*
Operating expense:						
Research and development	$ 312.7	*5.9%*	$ 265.7	*5.6%*	$ 247.9	*5.7%*
Selling, general & administrative	746.6	*14.0%*	685.5	*14.4%*	617.8	*14.1%*
Restructuring and related reversal	—	—	—	—	(5.9)	*(0.1)%*
Total operating expense	$1,059.3	*19.9%*	$ 951.2	*20.0%*	$ 859.8	*19.7%*

During 2004, operating expense increased $108 million or 11% compared to 2003. The company has accelerated its investment in research and development to support new product initiatives and to advance current technologies and expects this to continue. Additionally, in the fourth quarter of 2004, the company launched an advertising campaign to build brand image and awareness. The slight decrease in operating expense as a percent of revenue was primarily due to revenue growing at a faster rate than selling, general and administrative expense, partially offset by higher research and development spending.

During 2003, operating expense increased $91 million or 11% compared to 2002. Operating expense in 2002 included a $6 million benefit in the fourth quarter of 2002 from the reversal of previously accrued restructuring charges. The 0.3 percentage point increase in operating expense as a percent of revenue was primarily due to the restructuring reserve reversal in 2002.

Operating Income (Loss)

The following table provides operating income by market segment:

(Dollars in Millions)	2004	2003	*% Change*	2003	2002	*% Change*
Operating income (loss):						
Business	$ 752.2	$ 682.1	*10%*	$ 682.1	$ 550.4	*24%*
Consumer	333.2	225.0	*48%*	225.0	253.2	*(11)%*
Other	(353.3)	(313.2)	*(13)%*	(313.2)	(292.8)	*(7)%*
Total operating income (loss)	$ 732.1	$ 593.9	*23%*	$ 593.9	$ 510.8	*16%*

For 2004, the increase in the consolidated operating income was due to a $246 million increase in gross profit, partially offset by a $108 million increase in operating expense. Operating income for the business market segment increased $70 million in 2004 compared to 2003. Operating income for the consumer market segment increased $108 million in 2004 compared to 2003. The increases in operating income for both the business and consumer markets were due to higher revenue and improvements in product margins.

For 2003, the increase in the consolidated operating income was due to a $174 million increase in gross profit, partially offset by a $91 million increase in operating expense. Operating income for the business market segment increased $132 million in 2003 compared to 2002, principally due to increased supplies sales. Operating income for the consumer market segment decreased $28 million in 2003, primarily due to lower printer margins.

Non-Operating Income (Expense)

Non-operating income increased $15 million from 2003 to 2004, principally due to additional interest income in 2004 as a result of an increased level of cash and marketable securities held by the company.

Non-operating expenses declined $15 million from 2002 to 2003, principally due to additional interest income in 2003 as a result of the company's strong cash generation and the $5 million write-down of a private equity investment during 2002.

Net Earnings

Net earnings were $569 million in 2004 compared to $439 million in 2003. The increase in net earnings was due to improved operating income, increased non-operating income and a lower effective tax rate. The effective income tax rate was 23.8% in 2004 compared to 26.0% in 2003. During 2004, the IRS completed its examination of the company's income tax returns for all years through 2001. As a result of the completion of those audits, the company reversed previously accrued taxes, reducing the income tax provision by $20 million in the third quarter of 2004. Excluding the impact of this adjustment, the company's effective income tax rate was 26.5% for 2004.

Net earnings were $439 million in 2003 compared to $367 million in 2002. The increase in net earnings was primarily due to improved operating income and lower non-operating expenses. The effective income tax rate remained at 26.0% in 2003 and 2002.

Earnings Per Share

Basic net earnings per share were $4.38 for 2004 compared to $3.43 in 2003. Diluted net earnings per share were $4.28 for 2004 compared to $3.34 in 2003. Both basic and diluted net earnings per share for 2004 include a $0.15 benefit associated with the previously mentioned tax settlement. Excluding this tax benefit, the increases in basic and diluted net earnings per share were primarily attributable to the increase in net earnings.

Basic net earnings per share were $3.43 for 2003 compared to $2.85 in 2002. Diluted net earnings per share were $3.34 for 2003 compared to $2.79 in 2002. The increases in basic and diluted net earnings per share were primarily due to the increase in net earnings.

RETIREMENT-RELATED BENEFITS

The following table provides the total pre-tax cost (income) related to Lexmark's retirement plans for the years 2004, 2003 and 2002. Cost (income) amounts are included as an addition to/reduction from, respectively, the company's cost and expense amounts in the Consolidated Statements of Earnings.

(In Millions)	2004	2003	2002
Total cost of retirement-related plans	$27.5	$31.1	$15.5
Comprised of:			
Defined benefit plans	$ 9.5	$15.8	$ (0.2)
Defined contribution plans	12.8	12.8	11.4
Non-pension postretirement benefits	5.2	2.5	4.3

The company reduced its expected long-term asset return assumption on the U.S. plan from 10.0% to 8.5% at the beginning of 2003. This change, and the recognition of losses related to negative pension asset returns, increased the cost of defined benefit plans in 2003. At the beginning of 2004, the company further reduced its expected long-term asset return assumption on its U.S. plan from 8.5% to 8.0%. The resulting increase in expense in the U.S. was offset by decreases in non-U.S. pension expense due to plan changes.

The company reduced its discount rate assumption in the U.S. from 7.5% to 6.5% at the end of 2002, from 6.5% to 6.3% at the end of 2003, and from 6.3% to 5.8% at the end of 2004. These changes, combined with other changes in actuarial assumptions, such as the assumed rate of compensation increase, did not have a significant impact on the company's results of operations for 2004, nor are they expected to have a material effect in 2005.

Future effects of retirement-related benefits, including the changes noted above, on the operating results of the company depend on economic conditions, employee demographics, mortality rates and investment performance. See Note 13 of the Notes to Consolidated Financial Statements for additional information relating to the company's pension and postretirement plans.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

Lexmark's financial position remains strong at December 31, 2004, with working capital of $1,533 million compared to $1,261 million December 31, 2003. At December 31, 2004, the company had outstanding $1.5 million of short-term debt and $149.5 million of long-term debt. The debt to total capital ratio was 7% at December 31, 2004, compared to 8% at December 31, 2003. The company had no amounts outstanding under its U.S. trade receivables financing program or its revolving credit facility at December 31, 2004.

Liquidity

The following table summarizes the results of the company's Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002:

(In Millions)	2004	2003	2002
Net cash flow provided by (used for):			
Operating activities	$ 775.4	$ 747.6	$ 815.6
Investing activities	(688.1)	(543.9)	(113.8)
Financing activities	(209.4)	36.0	(301.8)
Effect of exchange rate changes on cash	3.7	7.2	7.0
Net (decrease) increase in cash & cash equivalents	$(118.4)	$ 246.9	$ 407.0

The company's primary source of liquidity has been cash generated by operations, which totaled $775 million, $748 million and $816 million in 2004, 2003 and 2002, respectively. Cash from operations generally has been sufficient to allow the company to fund its working capital needs and finance its capital expenditures during these periods along with the repurchase of approximately $281 million, $5 million and $331 million of its Class A common stock during 2004, 2003 and 2002, respectively. Management believes that cash provided by operations will continue to be sufficient to meet operating and capital needs. However, in the event that cash from operations is not sufficient, the company has other potential sources of cash through utilization of its accounts receivable financing program, revolving credit facility or other financing sources.

Operating activities:

The increase in cash flows from operating activities from 2003 to 2004 was primarily due to increased earnings and favorable cash flow changes in accounts payable and accrued liabilities, partially offset by unfavorable cash flow changes in trade receivables, other assets and liabilities and deferred taxes.

The decrease in cash flows from operating activities from 2002 to 2003 was primarily due to unfavorable cash flow changes in accrued liabilities, trade receivables and inventories, offset somewhat by favorable cash flow changes in accounts payable and other assets and liabilities as well as increased earnings.

Cash flows from operations were reduced during 2004, 2003 and 2002 by $53 million, $115 million and $57 million, respectively, due to contributions to its pension plans. See Note 13 of the Notes to Consolidated Financial Statements for more information regarding the pension plans.

Investing activities:

The company began investing in marketable securities during the third quarter of 2003, which resulted in a net use of cash of $490 million and $452 million in 2004 and 2003, respectively. The company spent $198 million, $94 million and $112 million on capital expenditures during 2004, 2003 and 2002, respectively. The capital expenditures for 2004 principally related to infrastructure support, new product development and manufacturing capacity expansion.

Financing activities:

The fluctuations in the net cash flows from financing activities were principally due to treasury stock activity. The company has repurchased $281 million, $5 million and $331 million of treasury stock during 2004, 2003 and 2002, respectively.

Credit Facility

Effective May 29, 2002, the company entered into a $500 million unsecured, revolving credit facility with a group of banks, including a $200 million 364-day portion and a $300 million 3-year portion. Upon entering into the credit agreement, the company terminated the prior $300 million unsecured, revolving credit facility that was due to expire on January 27, 2003. There were no amounts outstanding under the prior facility upon its termination.

Under the credit facility, the company may borrow in dollars, euros and certain other currencies. The interest rate ranges from 0.35% to 1.25% above the London Interbank Offered Rate ("LIBOR") for borrowings denominated in U.S. dollars, the Eurocurrency Interbank Offered Rate ("EURIBOR") for borrowings denominated in euros, or other relevant international interest rate for borrowings denominated in another currency. The interest rate spread is based upon the company's debt ratings. In addition, the company is required to pay a facility fee on the $500 million line of credit of 0.075% to 0.25% based upon the company's debt ratings. The interest and facility fees are payable quarterly.

The credit agreement contains customary default provisions, leverage and interest coverage restrictions and certain restrictions on secured and subsidiary debt, disposition of assets, liens and mergers and acquisitions. The 364-day portion of the $500 million credit facility had a maturity date of May 28, 2003. During May 2003, each lender approved the extension of the $200 million 364-day portion of the revolving credit facility with a new maturity date of May 26, 2004. The company did not renew the $200 million 364-day portion of the revolving credit facility in 2004. The 3-year portion of the credit facility has a maturity date of May 29, 2005. As of December 31, 2004 and 2003, there were no amounts outstanding under the credit facility.

Effective January 20, 2005, the company entered into a $300 million 5-year senior, unsecured, multicurrency revolving credit facility with a group of banks. Upon entering into the new credit agreement, the company terminated the prior $300 million unsecured, revolving credit facility that was due to expire on May 29, 2005. There were no amounts outstanding under the prior facility upon its termination. Under the new credit facility, the company may borrow in dollars, euros, British pounds sterling and Japanese yen. Under certain circumstances, the aggregate amount available under the new facility may be increased to a maximum of $500 million.

Interest on all borrowings under the new facility depends upon the type of loan, namely alternative base rate loans, swingline loans or eurocurrency loans. Alternative base rate loans bear interest at the greater of the prime rate or the federal funds rate plus one-half of one percent. Swingline loans (limited to $50 million) bear interest at an agreed upon rate at the time of the borrowing. Eurocurrency loans bear interest at the sum of (i) a LIBOR rate for the applicable currency and interest period and (ii) an interest rate spread based upon the company's debt ratings ranging from 0.18% to 0.80%. In addition, the company is required to pay a facility fee on the $300 million line of credit of 0.07% to 0.20% based upon the company's debt ratings. The interest and facility fees are payable at least quarterly.

The new credit agreement contains usual and customary default provisions, leverage and interest coverage restrictions and certain restrictions on secured and subsidiary debt, disposition of assets, liens and mergers and acquisitions. The $300 million new credit facility has a maturity date of January 20, 2010.

Long-term Debt

The company has outstanding $150 million principal amount of 6.75% senior notes due May 15, 2008, which was initially priced at 98.998%, to yield 6.89% to maturity. The senior notes contain typical restrictions on liens, sale leaseback transactions, mergers and sales of assets. There are no sinking fund requirements on the senior notes and they may be redeemed at any time at the option of the company, at a redemption price as described in the related indenture agreement, as supplemented and amended, in whole or in part. A balance of $149.5 million (net of unamortized discount of $0.5 million) was outstanding at December 31, 2004.

During October 2003, the company entered into interest rate swap contracts to convert its $150 million principal amount of 6.75% senior notes from a fixed interest rate to a variable interest rate. Interest rate swaps with a notional amount of $150 million were executed whereby the company will receive interest at a fixed rate of 6.75% and pay interest at a variable rate of approximately 2.76% above the six-month LIBOR. These interest rate swaps have a maturity date of May 15, 2008, which is equivalent to the maturity date of the senior notes.

Other Information

The company is in compliance with all covenants and other requirements set forth in its debt agreements. The company does not have any rating downgrade triggers that would accelerate the maturity dates of its revolving credit facility and public debt. However, a downgrade in the company's credit rating could adversely affect the company's ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities.

In February 2001, the company filed a shelf registration statement with the SEC to register $200 million of debt securities. Due to the company's strong cash position, in early 2004 the company determined that it did not plan to utilize the shelf registration, and on January 28, 2004, withdrew its registration pursuant to the rules and regulations of the SEC.

Contractual Cash Obligations

The following table summarizes the company's contractual obligations at December 31, 2004:

(In Millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$150	$ —	$—	$150	$—
Short-term borrowings	1	1	—	—	—
Capital leases	9	3	5	1	—
Operating leases	157	40	63	39	15
Purchase obligations	432	427	4	1	—
Total contractual obligations	$749	$471	$72	$191	$15

Purchase obligations reported in the table above include agreements to purchase goods or services that are enforceable and legally binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

U.S. Trade Receivables Facility

In October 2001, the company entered into an agreement to sell its U.S. trade receivables on a limited recourse basis that allowed for a maximum amount of financing availability of $225 million. In October 2003, the agreement was amended and the maximum amount of U.S. trade receivables to be sold was decreased to $200 million. In October 2004, the company entered into an amended and restated agreement to sell its U.S. trade receivables on a limited recourse basis. The amended agreement allows for a maximum financing availability of $200 million under this facility. The primary purpose of the amendment was to extend the term of the facility to October 16, 2007, with required annual renewal of commitments in October 2005 and 2006.

This facility contains customary affirmative and negative covenants as well as specific provisions related to the quality of the accounts receivables sold. As collections reduce previously sold receivables, the company may replenish these with new receivables. The company bears a limited risk of bad debt losses on U.S. trade receivables sold, since the company over-collateralizes the receivables sold with additional eligible receivables. The company addresses this risk of loss in its allowance for doubtful accounts. Receivables sold may not include amounts over 90 days past due or concentrations over certain limits with any one customer. The facility also contains customary cash control triggering events which, if triggered, could adversely affect the company's liquidity and/or its ability to sell trade receivables. A downgrade in the company's credit rating could reduce the company's ability to sell trade receivables. At December 31, 2004 and 2003, the facility had no U.S. trade receivables sold and outstanding.

Off-Balance Sheet Arrangements

At December 31, 2004 and 2003, the company did not have any relationship with unconsolidated entities or financial partnerships, which other companies have established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Therefore, the company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the company had engaged in such relationships.

Stock Repurchase

In October 2004, the company received authorization from the board of directors to repurchase an additional $1.0 billion of its Class A common stock for a total repurchase authority of

$2.4 billion. At December 31, 2004, there was approximately $0.9 billion of share repurchase authority remaining. This repurchase authority allows the company, at management's discretion, to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. During 2004, the company repurchased approximately 3.2 million shares at a cost of approximately $281 million. As of December 31, 2004, since the inception of the program, the company had repurchased approximately 38.0 million shares for an aggregate cost of approximately $1.5 billion.

CAPITAL EXPENDITURES

Capital expenditures totaled $198 million, $94 million and $112 million in 2004, 2003 and 2002, respectively. The capital expenditures were primarily attributable to infrastructure support and new product development during 2004, 2003 and 2002. During 2005, the company expects capital expenditures to be approximately $300 million, primarily attributable to infrastructure support including capacity expansion, and new product development. The capital expenditures are expected to be funded through cash from operations.

EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT

Revenue derived from international sales, including exports from the United States, make up about half of the company's consolidated revenue, with Europe accounting for approximately two-thirds of international sales. Substantially all foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of results of operations is affected by fluctuations in currency exchange rates. Certain of the company's Latin American entities use the U.S. dollar as their functional currency. Lexmark's operations in Argentina were adversely impacted by currency devaluation during the first six months of 2002. This resulted in translation losses of approximately $5 million in 2002. Since June 2002, the company did not experience significant translation losses related to the Argentina operations.

Currency translation has significantly affected international revenue and cost of revenue, but it did not have a material impact on operating income during 2002. The 2003 and 2004 operating income was materially positively affected by exchange rate fluctuations. The company acts to neutralize the effects of exchange rate fluctuations through the use of operational hedges, such as pricing actions and product sourcing decisions.

The company's exposure to exchange rate fluctuations generally cannot be minimized solely through the use of operational hedges. Therefore, the company utilizes financial instruments such as forward exchange contracts and currency options to reduce the impact of exchange rate fluctuations on actual and anticipated cash flow exposures and certain assets and liabilities, which arise from transactions denominated in currencies other than the functional currency. The company does not purchase currency related financial instruments for purposes other than exchange rate risk management.

TAX MATTERS

The company's effective income tax rate was approximately 23.8%, 26.0% and 26.0% for 2004, 2003 and 2002, respectively. The current year's effective income tax rate was impacted favorably by the company's resolution with the Internal Revenue Service ("IRS") discussed in the next paragraph. Excluding the impact of this adjustment, the company's effective income tax rate was 26.5% for 2004. Due to the anticipated geographical mix of earnings for 2005, the company expects the 2005 effective income tax rate to be in the range of 26.5% to 27.0%.

During 2004, the IRS completed its examination of the company's income tax returns for all years through 2001. As a result of the completion of those audits, the company reversed previously accrued taxes, reducing the income tax provision by $20 million, or $0.15 per share, in the third quarter of 2004. The IRS has now started its examination of tax years 2002 and 2003. The company and its subsidiaries are also subject to tax examinations in various state and foreign jurisdictions. The company believes that adequate amounts have been provided for any adjustments that may result from these examinations.

As of December 31, 2004, the company had non-U.S. tax loss carryforwards of $10.4 million, which have an indefinite carryforward period.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Jobs Act"). The Jobs Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and as of today, uncertainty remains as to how to interpret numerous provisions in the Jobs Act. The company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. Based on the company's analysis to date, it is possible that the company could repatriate as much as $684 million. If that full amount is repatriated in 2005, the estimated income tax effect of that repatriation would be approximately $70 million, based on the information available and the law in effect on December 31, 2004. The company expects to conclude its analysis of this repatriation incentive during 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51*. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46-R, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003)*, which replaces FIN 46. FIN 46-R incorporates certain modifications to FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. Additionally, FIN 46-R also incorporates much of the guidance previously issued in the form of FASB Staff Positions. For all special purpose entities ("SPEs") created prior to February 1, 2003, public entities must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. The company has evaluated the provisions of this interpretation and determined that the interpretation has no impact on its financial position, results of operations and cash flows.

In May 2004, the FASB issued Staff Position No. 106-2 ("FSP 106-2"), *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003* (the "Act"). The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of post-retirement health care benefit plans ("plan sponsors") that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 superceded FSP 106-1, which was issued in January 2004, and permitted plan sponsors of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act until more authoritative guidance on the accounting for the federal subsidy was issued. The company had elected to defer accounting for the effects of the Act under FSP 106-1. FSP 106-2 was effective for the first interim or annual period beginning after June 15, 2004. On January 21, 2005, the Centers for Medicare and Medicaid Services released final regulations implementing major provisions of the Act. The company evaluated the provisions of FSP 106-2 and the new regulations and determined that they did not have a material impact on the company's financial position, results of operations and cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* SFAS 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges....". This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005, and is required to be adopted by the company in the first quarter of fiscal 2006. The company is currently evaluating the provisions of this statement.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets — an amendment of Accounting Principles Board ("APB") Opinion No. 29, Accounting for Nonmonetary Transactions.* The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are applicable for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The company is currently evaluating the provisions of this statement.

In December 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supercedes APB 25. SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized in the financial statements based on their fair value beginning with the first interim or annual reporting period that begins after June 15, 2005. The company will be required to adopt SFAS 123R at the beginning of the third quarter of 2005 and is currently evaluating the requirements of SFAS 123R, including selection of the transition method. SFAS 123R allows for prospective and retroactive transition alternatives. The prospective alternative requires that compensation expense be recorded for all unvested stock-based awards at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive alternatives require that compensation expense for all unvested awards be recognized beginning with the first period restated. The retroactive alternatives allow for the restatement of prior periods either as of the beginning of the year of adoption or for all periods presented. The company expects that the adoption of SFAS 123R will have a material impact on its results of operations and earnings per share.

In December 2004, the FASB issued FSP 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004* ("FSP 109-1"). FSP 109-1 clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS No. 109, *Accounting for Income Taxes.* The FSP, issued on December 21, 2004, went into effect upon being issued.

In December 2004, the FASB also issued FSP 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004* ("FSP 109-2"). FSP 109-2 provides enterprises more time (beyond the financial-reporting period during which the American Jobs Creation Act took effect) to evaluate the impact on the enterprise's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS 109. The FSP, issued on December 21, 2004, went into effect upon being issued.

The company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. The company expects to conclude its analysis of this repatriation incentive during 2005.

INFLATION

The company is subject to the effects of changing prices and operates in an industry where product prices are very competitive and subject to downward price pressures. As a result, future increases in production costs or raw material prices could have an adverse effect on the company's business. In an effort to minimize the impact on earnings of any such increases, the company must continually manage its product costs and manufacturing processes.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Statements contained in this report which are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management, and there are a number of factors that could adversely affect the company's future operating results or cause the company's actual results to differ materially from the estimates or expectations reflected in such forward-looking statements, including without limitation, the factors set forth below:

- The company's future operating results may be adversely affected if it is unable to continue to develop, manufacture and market products that are reliable, competitive, and meet customers' needs. The markets for laser and inkjet products and associated supplies are aggressively competitive, especially with respect to pricing and the introduction of new technologies and products offering improved features and functionality. The impact of competitive activities on the sales volumes or revenue of the company, or the company's inability to effectively deal with these competitive issues, could have a material adverse effect on the company's ability to maintain or grow retail shelf space or market share and on its financial results.

- The company and its major competitors, many of which have significantly greater financial, marketing and/or technological resources than the company, have regularly lowered prices on their products and are expected to continue to do so. In particular, both the inkjet and laser printer markets have experienced and are expected to continue to experience significant price pressure. Price reductions on inkjet or laser products or the inability to reduce costs, including warranty costs, contain expenses or increase or maintain sales as currently expected, as well as price protection measures or a shift in the mix of products sold, could result in lower profitability and jeopardize the company's ability to grow or maintain its market share.

- The introduction of products by the company or its competitors, or delays in customer purchases of existing products in anticipation of new product introductions by the company or its competitors and market acceptance of new products and pricing programs, any disruption in the supply of new or existing products due to quality issues, the reaction of competitors to any such new products or programs, the life cycles of the company's products, as well as delays in product development and manufacturing, and variations in the cost of component parts, may impact sales, may cause a buildup in the company's inventories, make the transition from current products to new products difficult and could adversely affect the company's future operating results. The competitive pressure to develop technology and products and to increase marketing expenditures also could cause significant changes in the level of the company's operating expenses.

- The company's performance depends in part upon its ability to successfully forecast the timing and extent of customer demand and manage worldwide distribution and inventory levels of the company and its resellers. Unexpected fluctuations in reseller inventory levels could disrupt ordering patterns and may adversely affect the company's financial results. In addition, the financial failure or loss of a key customer or reseller could have a material adverse impact on the company's financial results. The company must also be able to address production and supply constraints, including product disruptions caused by quality issues, and delays or disruptions in the supply of key components necessary for production, including without limitation component shortages due to increasing global demand in the company's industry and other industries. Such delays, disruptions or shortages may result in lost revenue or in the company incurring additional costs to meet customer demand. The company's future operating results and its ability to effectively grow or maintain its market share may be adversely affected if it is unable to address these issues on a timely basis.

- The company markets and sells its products through several sales channels. The company has also advanced a strategy of forming alliances and OEM arrangements with many companies. The company's future operating results may be adversely affected by any conflicts that might arise between or among its various sales channels, the loss of any alliance or OEM arrangement or the loss of retail shelf space. Aggressive pricing on laser and inkjet products and/or associated supplies from customers and resellers, including, without limitation, OEM customers, could result in a material adverse impact on the company's strategy and financial results.

- Unfavorable global economic conditions may adversely impact the company's future operating results. The company continues to experience some weak markets for its products, and although the company has seen some market improvement, continued softness in certain markets and uncertainty about global economic conditions could result in lower demand for the company's products. Weakness in demand has resulted in intense price competition and may result in excessive inventory for the company and/or its reseller channel, which may adversely affect sales, pricing, risk of obsolescence and/or other elements of the company's operating results.

- Revenue derived from international sales make up about half of the company's revenue. Accordingly, the company's future results could be adversely affected by a variety of factors, including changes in a specific country's or region's political or economic conditions, foreign currency exchange rate fluctuations, trade protection measures and unexpected changes in regulatory requirements. In addition, changes in tax laws and the ability to repatriate cash accumulated outside the U.S. in a tax efficient manner may adversely affect the company's financial results, investment flexibility and operations. Moreover, margins on international sales tend to be lower than those on domestic sales, and the company believes that international operations in new geographic markets will be less profitable than operations in the U.S. and European markets, in part, because of the higher investment levels for marketing, selling and distribution required to enter these markets.

- Factors unrelated to the company's operating performance, including the financial failure or loss of significant customers, resellers, manufacturing partners or suppliers; the outcome of pending and future litigation or governmental proceedings; and the ability to retain and attract key personnel, could also adversely affect the company's operating results. In addition, the company's stock price, like that of other technology companies, can be volatile. Trading activity in the company's common stock, particularly the trading of large blocks and intraday trading in the company's common stock, may affect the company's common stock price.

- The company relies in large part on its international production facilities and international manufacturing partners, many of which are located in China, for the manufacture of its products and key components of its products. Future operating results may be adversely affected by several factors, including, without limitation, if the company's international operations or manufacturing partners are unable to perform or supply products reliably, if there are disruptions in international trade, disruptions at important geographic points of exit and entry, if there are difficulties in transitioning such manufacturing activities among the company, its international operations and/or its manufacturing partners, or if there arise production and supply constraints which result in additional costs to the company. The financial failure or loss of a key supplier could result in a material adverse impact on the company's financial results.

- The company's effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates. In addition, the amount of income tax the company pays is subject to ongoing audits in various jurisdictions. A material assessment by a taxing authority or a decision to repatriate foreign cash could adversely affect the company's profitability.

- Although the company is currently the exclusive supplier of new cartridges for its laser and inkjet products, there can be no assurance that other companies will not develop new compatible cartridges for the company's products. In addition, refill and remanufactured alternatives for some of the company's cartridges are available and compete with the company's supplies business. The company expects competitive refill and remanufacturing activity to increase. Various legal challenges and governmental activities may intensify competition for the company's aftermarket supplies business.

- The entrance of additional competitors that are focused on printing solutions could further intensify competition in the inkjet and laser printer markets and could have a material adverse impact on the company's strategy and financial results.

- The company's inability to perform satisfactorily under service contracts for managed print services and other customer services may result in the loss of customers, loss of reputation and/or financial consequences that may have a material adverse impact on the company's financial results and strategy.

- The company's success depends in part on its ability to obtain patents, copyrights and trademarks, maintain trade secret protection and operate without infringing the proprietary rights of others. Current or future claims of intellectual property infringement could prevent the company from obtaining technology of others and could otherwise materially and adversely affect its operating results or business, as could expenses incurred by the company in obtaining intellectual property rights, enforcing its intellectual property rights against others or defending against claims that the company's products infringe the intellectual property rights of others.

- Certain countries (primarily in Europe) and/or collecting societies representing copyright owners' interests have commenced proceedings to impose fees on devices (such as scanners, printers and multifunction devices) alleging the copyright owners are entitled to compensation because these devices enable reproducing copyrighted content. Other countries are also considering imposing fees on certain devices. The amount of fees, if imposed, would depend on the number of products sold and the amounts of the fee on each product, which will vary by product and by country. The financial impact on the company, which will depend in large part upon the outcome of local legislative processes, the company's and other industry participants' outcome in contesting the fees and the company's ability to mitigate that impact by increasing prices, which ability will depend upon competitive market conditions, remains uncertain. The outcome of the copyright fee issue could adversely affect the company's operating results and business.

- The company depends on its information technology systems for the development, manufacture, distribution, marketing, sales and support of its products and services. Any failure in such systems, or the systems of a partner or supplier, may adversely affect the company's operating results. Furthermore, because vast quantities of the company's products flow through only a few distribution centers to provide product to various geographic regions, the failure of information technology systems or any other disruption affecting those product distribution centers could have a material adverse impact on the company's ability to deliver product and on the company's financial results.

- Terrorist attacks and the potential for future terrorist attacks have created many political and economic uncertainties, some of which may affect the company's future operating results. Future terrorist attacks, the national and international responses to such attacks, and other acts of war or hostility may affect the company's facilities, employees, suppliers, customers, transportation networks and supply chains, or may affect the company in ways that are not capable of being predicted presently.

While the company reassesses material trends and uncertainties affecting the company's financial condition and results of operations in connection with the preparation of its quarterly and annual reports, the company does not intend to review or revise, in light of future events, any particular forward-looking statement contained in this report.

The information referred to above should be considered by investors when reviewing any forward-looking statements contained in this report, in any of the company's public filings or press releases or in any oral statements made by the company or any of its officers or other persons acting on its behalf. The important factors that could affect forward-looking statements are subject to change, and the company does not intend to update the foregoing list of certain important factors. By means of this cautionary note, the company intends to avail itself of the safe harbor from liability with respect to forward-looking statements that is provided by Section 27A and Section 21E referred to above.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK SENSITIVITY

The market risk inherent in the company's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

At December 31, 2004, the fair value of the company's senior notes was estimated at $163 million using quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements, taking into consideration the underlying terms of the debt. The fair value of the senior notes exceeded the carrying value as recorded in the Consolidated Statements of Financial Position at December 31, 2004, by approximately $13 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounts to approximately $2 million at December 31, 2004.

The company has interest rate swaps that serve as a fair value hedge of the company's senior notes. The fair value of the interest rate swaps at December 31, 2004, was a liability of $0.2 million. Market risk for the interest rate swaps is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounts to approximately $2 million at December 31, 2004.

Foreign Currency Exchange Rates

The company employs a foreign currency hedging strategy to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Foreign currency exposures arise from transactions denominated in a currency other than the company's functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which the company is exposed include the euro, the Mexican peso, the Canadian dollar, the British pound, the Japanese yen, the Australian dollar and other Asian and South American currencies. Exposures are hedged with foreign currency forward contracts, put options, and call options with maturity dates of less than eighteen months. The potential loss in fair value at December 31, 2004, for such contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates is approximately $89 million. This loss would be mitigated by corresponding gains on the underlying exposures.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31, 2004, 2003, and 2002
(In Millions, Except Per Share Amounts)

	2004	2003	2002
Revenue	$5,313.8	$4,754.7	$4,356.4
Cost of revenue	3,522.4	3,209.6	2,985.8
Gross profit	1,791.4	1,545.1	1,370.6
Research and development	312.7	265.7	247.9
Selling, general and administrative	746.6	685.5	617.8
Restructuring and related reversal	—	—	(5.9)
Operating expense	1,059.3	951.2	859.8
Operating income	732.1	593.9	510.8
Interest (income) expense, net	(14.5)	(0.4)	9.0
Other expense	0.1	0.8	6.2
Earnings before income taxes	746.5	593.5	495.6
Provision for income taxes	177.8	154.3	128.9
Net earnings	$ 568.7	$ 439.2	$ 366.7
Net earnings per share:			
Basic	$ 4.38	$ 3.43	$ 2.85
Diluted	$ 4.28	$ 3.34	$ 2.79
Shares used in per share calculation:			
Basic	129.7	128.1	128.5
Diluted	132.9	131.4	131.6

See notes to consolidated financial statements.

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2004 and 2003
(In Millions, Except Par Value)

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 626.2	$ 744.6
Marketable securities	940.5	451.5
Trade receivables, net of allowances of $40.5 in 2004 and $48.1 in 2003	744.4	615.4
Inventories	464.9	437.0
Prepaid expenses and other current assets	224.9	195.3
Total current assets	3,000.9	2,443.8
Property, plant and equipment, net	792.2	715.9
Other assets	331.2	290.7
Total assets	$4,124.3	$3,450.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 1.5	$ 1.1
Accounts payable	670.6	465.7
Accrued liabilities	795.6	716.5
Total current liabilities	1,467.7	1,183.3
Long-term debt	149.5	149.3
Other liabilities	424.2	474.8
Total liabilities	2,041.4	1,807.4
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 1.6 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value:		
Class A, 900.0 shares authorized; 127.6 and 128.6 outstanding in 2004 and 2003, respectively	1.7	1.6
Class B, 10.0 shares authorized; no shares issued and outstanding	—	—
Capital in excess of par	1,076.0	956.4
Retained earnings	2,663.7	2,095.0
Treasury stock, net; at cost; 37.6 and 34.5 shares in 2004 and 2003, respectively	(1,493.2)	(1,213.5)
Accumulated other comprehensive loss	(165.3)	(196.5)
Total stockholders' equity	2,082.9	1,643.0
Total liabilities and stockholders' equity	$4,124.3	$3,450.4

See notes to consolidated financial statements.

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2003 and 2002
(In Millions)

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	$ 568.7	$ 439.2	$ 366.7
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	134.9	148.9	138.2
Deferred taxes	(6.7)	63.5	12.3
Restructuring and related reversal	—	—	(5.9)
Other	11.1	23.7	40.8
	708.0	675.3	552.1
Change in assets and liabilities:			
Trade receivables	(129.0)	(15.1)	187.5
Trade receivables program	—	—	(85.0)
Inventories	(27.9)	(26.7)	44.8
Accounts payable	204.9	87.2	(6.2)
Accrued liabilities	79.1	8.3	172.8
Tax benefits from employee stock plans	43.6	37.2	31.3
Other assets and liabilities	(103.3)	(18.6)	(81.7)
Net cash provided by operating activities	775.4	747.6	815.6
Cash flows from investing activities:			
Purchases of property, plant and equipment	(198.3)	(93.8)	(111.7)
Purchases of marketable securities	(2,927.8)	(1,113.8)	—
Proceeds from marketable securities	2,437.9	662.3	—
Other	0.1	1.4	(2.1)
Net cash used for investing activities	(688.1)	(543.9)	(113.8)
Cash flows from financing activities:			
Increase (decrease) in short-term debt	0.3	(12.3)	5.7
Issuance of treasury stock	1.5	1.3	0.9
Purchase of treasury stock	(281.2)	(5.2)	(330.7)
Proceeds from employee stock plans	71.5	52.2	22.3
Other	(1.5)	—	—
Net cash (used for) provided by financing activities	(209.4)	36.0	(301.8)
Effect of exchange rate changes on cash	3.7	7.2	7.0
Net (decrease) increase in cash and cash equivalents	(118.4)	246.9	407.0
Cash and cash equivalents — beginning of period	744.6	497.7	90.7
Cash and cash equivalents — end of period	$ 626.2	$ 744.6	$ 497.7

See notes to consolidated financial statements.

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS
For the years ended December 31, 2004, 2003 and 2002
(In Millions)

	Class A Common Stock		Class B Common Stock		Capital in Excess of Par
	Shares	Amount	Shares	Amount	
Balance at December 31, 2001	130.4	$1.6	—	$—	$ 806.2
Comprehensive earnings					
Net earnings					
Other comprehensive earnings (loss):					
Minimum pension liability adjustment (net of related tax benefit of $61.4)					
Cash flow hedges, net of reclassifications (net of related tax liability of $1.0)					
Translation adjustment					
Other comprehensive earnings (loss)					
Comprehensive earnings					
Deferred stock plan compensation	0.1				3.7
Shares issued upon exercise of options	1.6				17.8
Shares issued under employee stock purchase plan	0.1				4.5
Tax benefit related to stock plans					31.3
Treasury shares purchased	(6.1)				
Treasury shares issued	0.1				
Balance at December 31, 2002	126.2	1.6	—	—	863.5
Comprehensive earnings					
Net earnings					
Other comprehensive earnings (loss):					
Minimum pension liability adjustment (net of related tax liability of $12.9)					
Cash flow hedges, net of reclassifications (net of related tax benefit of $4.6)					
Translation adjustment					
Other comprehensive earnings (loss)					
Comprehensive earnings					
Deferred stock plan compensation	0.2				3.5
Shares issued upon exercise of options	2.0				44.3
Shares issued under employee stock purchase plan	0.2				7.9
Tax benefit related to stock plans					37.2
Treasury shares purchased	(0.1)				
Treasury shares issued	0.1				
Balance at December 31, 2003	128.6	1.6	—	—	956.4
Comprehensive earnings					
Net earnings					
Other comprehensive earnings (loss):					
Minimum pension liability adjustment (net of related tax liability of $1.1)					
Cash flow hedges, net of reclassifications (net of related tax liability of $2.3)					
Translation adjustment					
Net unrealized gain (loss) on marketable securities (net of related tax benefit of $0.1)					
Other comprehensive earnings (loss)					
Comprehensive earnings					
Deferred stock plan compensation	0.1				4.6
Shares issued upon exercise of options	1.9	0.1			63.3
Shares issued under employee stock purchase plan	0.1				8.1
Tax benefit related to stock plans					43.6
Treasury shares purchased	(3.2)				
Treasury shares issued	0.1				
Balance at December 31, 2004	127.6	$1.7	—	$—	$1,076.0

See notes to consolidated financial statements.

		Accumulated Other Comprehensive Earnings (Loss)					
Retained Earnings	Treasury Stock	Minimum Pension Liability	Translation Adjustment	Cash Flow Hedges	Net Unrealized Gain (Loss) on Mkt. Sec.	Total	Total Stockholders' Equity
$1,289.1	$ (879.8)	$ (62.0)	$(64.3)	$(14.9)	$ —	$(141.2)	$1,075.9
366.7							366.7
		(103.0)				(103.0)	
				(6.0)		(6.0)	
			20.5			20.5	
						(88.5)	(88.5)
							278.2
							3.7
							17.8
							4.5
							31.3
	(330.7)						(330.7)
	0.9						0.9
1,655.8	(1,209.6)	(165.0)	(43.8)	(20.9)	—	(229.7)	1,081.6
439.2							439.2
		20.2				20.2	
				(15.6)		(15.6)	
			28.6			28.6	
						33.2	33.2
							472.4
							3.5
							44.3
							7.9
							37.2
	(5.2)						(5.2)
	1.3						1.3
2,095.0	(1,213.5)	(144.8)	(15.2)	(36.5)	—	(196.5)	1,643.0
568.7							568.7
		5.0				5.0	
				7.7		7.7	
			19.3			19.3	
					(0.8)	(0.8)	
						31.2	31.2
							599.9
							4.6
							63.4
							8.1
							43.6
	(281.2)						(281.2)
	1.5						1.5
$2,663.7	$(1,493.2)	$(139.8)	$ 4.1	$(28.8)	$(0.8)	$(165.3)	$2,082.9

Lexmark International, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Millions, Except per Share Amounts)

1. ORGANIZATION AND BUSINESS

Since its inception in 1991, Lexmark International, Inc. ("Lexmark" or the "company") has become a leading developer, manufacturer and supplier of printing and imaging solutions for offices and homes. The company's products include laser printers, inkjet printers, multifunction devices, associated supplies, services and solutions. The company also sells dot matrix printers for printing single and multi-part forms by business users and develops, manufactures and markets a broad line of other office imaging products. The principal customers for the company's products are dealers, retailers and distributors worldwide. The company's products are sold in more than 150 countries in North and South America, Europe, the Middle East, Africa, Asia, the Pacific Rim and the Caribbean.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the company evaluates its estimates, including those related to customer programs and incentives, product returns, doubtful accounts, inventories, intangible assets, income taxes, warranty obligations, copyright fees, product royalty obligations, restructurings, pension and other postretirement benefits, and contingencies and litigation. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Foreign Currency Translation:

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average exchange rates prevailing during the period. Adjustments arising from the translation of assets and liabilities are accumulated as a separate component of accumulated other comprehensive earnings (loss) in stockholders' equity.

Cash Equivalents:

All highly liquid investments with an original maturity of three months or less at the company's date of purchase are considered to be cash equivalents.

Marketable Securities:

The company evaluates its marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and classifies these investments as held-to-maturity, trading or available-for-sale.

Based on the company's expected holding period, the company has classified all of its marketable securities as available-for-sale and reported these investments in the Consolidated Statements of Financial Position as current assets. The company reports its available-for-sale marketable securities at fair value with unrealized gains or losses recorded on the accumulated other comprehensive earnings (loss) line in the Consolidated Statements of Financial Position. The company assesses its marketable securities for other-than-temporary declines in value by considering various factors that include, among other things, any events that may affect the creditworthiness of a security's issuer, the length of time the security has been in a loss position and the company's ability and intent to hold the security until a forecasted recovery of fair value that may include holding the security to maturity. Realized gains or losses are included in net earnings and are derived using the specific identification method for determining the cost of the securities.

Allowance for Doubtful Accounts:

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of customers, unusual macroeconomic conditions and historical experience. If the financial condition of the company's customers deteriorates or other circumstances occur that result in an impairment of customers' ability to make payments, the company records additional allowances as needed.

Fair Value of Financial Instruments:

The financial instruments of the company consist mainly of cash and cash equivalents, marketable securities, trade receivables, short-term debt, long-term debt and derivatives. The fair value of cash and cash equivalents, trade receivables and short-term debt approximates their carrying values due to the relatively short-term nature of the instruments. The fair value of the company's marketable securities are based on quoted market prices, or in some cases, the company's amortized cost, which approximates fair value due to the frequent resetting of interest rates resulting in repricing of the investments. The fair value of long-term debt is based on current rates available to the company for debt with similar characteristics. The fair value of derivative financial instruments is based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions.

Inventories:

Inventories are stated at the lower of average cost or market. The company considers all raw materials to be in production upon their receipt.

Property, Plant and Equipment:

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Property, plant and equipment accounts are relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired.

Internal Use Software Costs:

The company capitalizes direct costs incurred during the application development and implementation stages for developing, purchasing, or otherwise acquiring software for internal use. These software costs are included on the property, plant and equipment line in the Consolidated Statements of Financial Position and are depreciated over the estimated useful life of the software, generally three years. All costs incurred during the preliminary project stage are expensed as incurred.

Goodwill and Other Intangible Assets:

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* The company annually reviews its goodwill for impairment and currently does not have any indefinite-lived intangible assets. The company's goodwill and intangible assets are immaterial, and therefore are not separately presented in the Consolidated Statements of Financial Position.

Long-Lived Assets:

The company performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If future expected undiscounted cash flows are insufficient to recover the carrying value of the assets, then an impairment loss is recognized based upon the excess of the carrying value of the asset over the anticipated cash flows on a discounted basis. The company also reviews any legal and contractual obligations associated with the retirement of its long-lived assets and records assets and liabilities, as necessary, related to the cost of such obligations.

Warranty Reserves:

The company provides for the estimated cost of product warranties at the time revenue is recognized. The reserve for product warranties is based on the quantity of units sold under warranty, estimated product failure rates, and material usage and service delivery costs. The estimates for product failure rates and material usage and service delivery costs are periodically adjusted based on actual results. For extended warranty programs, the company defers revenue in short-term and long-term liability accounts (based on the extended warranty contractual period) for amounts invoiced to customers for these programs and recognizes the revenue ratably over the contractual period. Costs associated with extended warranty programs are expensed as incurred.

Revenue Recognition:

Accounting Changes

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition,* which superceded SAB 101, *Revenue Recognition in Financial Statements.* SAB 104 updated certain interpretive guidance included in SAB 101, including the SAB 101 guidance related to multiple element revenue arrangements, to reflect the issuance by the Emerging Issues Task Force ("EITF") of EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* The basic revenue recognition principles of SAB 101 were largely unchanged by the issuance of SAB 104, and therefore, did not have a material impact on the company's financial position, results of operations and cash flows.

General

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. The following are the policies applicable to Lexmark's major categories of revenue transactions:

Products

Revenue from product sales, including sales to distributors and resellers, is recognized when title and risk of loss transfer to the customer, generally when the product is shipped to the customer. When other significant obligations remain after products are delivered, revenue is recognized only after such obligations are fulfilled. At the time revenue is recognized, the company provides for the estimated cost of post-sales support, principally product warranty, and reduces revenue for estimated product returns. Additionally, the company records estimated reductions to revenue and the related trade receivables at the time of sale for customer programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. Estimated reductions in revenue are based upon historical trends and other known factors at the time of sale. In addition, the company provides price protection to substantially all of its reseller customers. The company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated.

Services

Revenue from support or maintenance contracts, including extended warranty programs, is recognized ratably over the contractual period. Amounts invoiced to customers in excess of revenue recognized on support or maintenance contracts are recorded as deferred revenue until the appropriate revenue recognition criteria are met. Revenue for time and material contracts is recognized as the services are performed.

Multiple Element Revenue Arrangements

The company enters into transactions that include multiple elements, such as a combination of products and services. Revenue for these arrangements is allocated to each element based on its relative fair value and is recognized when the revenue recognition criteria for each element have been met. Relative fair value may be determined by the price of an element if it were sold on a stand-alone basis (referred to as vendor-specific objective evidence ("VSOE")). In the absence of VSOE, third party evidence (e.g., competitors' prices of comparable products or services) is used to determine relative fair value.

Advertising Costs:

The company expenses advertising costs when incurred. Advertising expense was approximately $108.1 million, $80.7 million and $76.2 million in 2004, 2003 and 2002, respectively.

Pension and Postretirement Benefits:

The company accounts for its defined benefit pension plans and its non-pension postretirement benefit plans using actuarial models required by SFAS No. 87, *Employers' Accounting for Pensions,* and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* respectively. Liabilities are computed using the projected unit credit method. The objective under this method is to expense each participant's benefits under the plan as they accrue, taking into consideration future salary increases and the plan's benefit allocation formula. Thus, the total pension to which each participant is expected to become entitled is broken down into units, each associated with a year of past or future credited service.

The discount rate assumption for the pension and postretirement benefit plan liabilities reflects the rates available on high-quality fixed-income investments at December 31 each year. The company's assumed long-term rate of return on plan assets is based on long-term historical actual return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns by reference to external sources. Differences between actual and expected asset returns are recognized in the calculation of net periodic cost (benefit) over five years. The rate of compensation increase is determined by the company based upon its long-term plans for such increases. Unrecognized actuarial gains and losses are amortized on a straight-line basis over the remaining estimated service period of participants.

The company's funding policy for its pension plans is to fund minimum amounts according to the regulatory requirements under which the plans operate. From time to time, the company may choose to fund amounts in excess of the minimum for various reasons.

The company accrues for the cost of providing postretirement benefits such as medical and life insurance coverage over the remaining estimated service period of participants. These benefits are funded by the company when paid.

Stock-Based Compensation:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of SFAS 123,* which provided alternative methods for a voluntary change to the fair value method of accounting for stock-based employee compensation and amended the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation.* The company elected to continue to account for its stock-based employee compensation plans under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. The following disclosures are provided in accordance with SFAS 148.

The company has various stock-based employee compensation plans, which are described in Note 12 of the Notes to Consolidated Financial Statements. No stock-based employee compensation cost associated with stock options is reflected in net earnings as all options granted under those plans had an exercise price at least equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings and earnings per share if the company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Year Ended December 31		
	2004	2003	2002
Net earnings, as reported	$568.7	$439.2	$366.7
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(41.0)	(39.8)	(32.8)
Pro forma net income	$527.7	$399.4	$333.9
Net earnings per share:			
Basic — as reported	$ 4.38	$ 3.43	$ 2.85
Basic — pro forma	$ 4.07	$ 3.12	$ 2.60
Diluted — as reported	$ 4.28	$ 3.34	$ 2.79
Diluted — pro forma	$ 3.97	$ 3.04	$ 2.54

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), which replaces SFAS 123 and supercedes APB 25. SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized in the financial statements based on their fair value beginning with the first interim or annual reporting period that begins after June 15, 2005. The company will be required to adopt SFAS 123R at the beginning of the third quarter of 2005 and is currently evaluating the requirements of SFAS 123R, including selection of the transition method. SFAS 123R allows for prospective and retroactive transition alternatives. The prospective alternative requires that compensation expense be recorded for all unvested stock-based awards at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive alternatives require that compensation expense for all unvested awards be recognized beginning with the first period restated. The retroactive alternatives allow for the restatement of prior periods either as of the beginning of the year of adoption or for all periods presented. The company expects that the adoption of SFAS 123R will have a material impact on its results of operations and earnings per share.

Income Taxes:

The provision for income taxes is computed based on pre-tax income included in the Consolidated Statements of Earnings. The company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Derivatives:

The company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* and SFAS No. 149, *Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.* SFAS 138 and SFAS 149 amended certain portions of SFAS 133. These statements require that all derivatives, including foreign currency exchange contracts, be recognized in the statement of financial position at their fair value. Derivatives that are not hedges must be recorded at fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of underlying assets or liabilities through earnings or recognized in other comprehensive earnings (loss) until the underlying hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Net Earnings Per Share:

Basic net earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted net earnings per share is similar to basic, except that the weighted average number of shares outstanding includes the additional dilution from potential common stock such as stock options and stock under long-term incentive plans.

Other Comprehensive Earnings (Loss):

Other comprehensive earnings (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive earnings (loss) but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The company's other comprehensive earnings (loss) is composed of deferred gains and losses on cash flow hedges, net unrealized gains and losses on marketable securities, foreign currency translation adjustments and adjustments made to recognize additional minimum liabilities associated with the company's defined benefit pension plans.

Segment Data:

The company manufactures and sells a variety of printing and multifunction products and related supplies and services and is primarily managed along business and consumer market segments. Refer to Note 17 of the Notes to Consolidated Financial Statements for additional information regarding the company's reportable segments.

Recent Accounting Pronouncements:

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51.* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46-R, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003),* which replaces FIN 46. FIN 46-R incorporates certain modifications to FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. Additionally, FIN 46-R also incorporates much of the guidance previously issued in the form of FASB Staff Positions. For all special purpose entities ("SPEs") created prior to February 1, 2003, public entities must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. The company has evaluated the provisions of this interpretation and determined that the interpretation has no impact on its financial position, results of operations and cash flows.

In May 2004, the FASB issued Staff Position No. 106-2 ("FSP 106-2"), *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003* (the "Act"). The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of post-retirement health care benefit plans ("plan sponsors") that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 superceded FSP 106-1, which was issued in January 2004, and permitted plan sponsors of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act until more authoritative guidance on the accounting for the federal subsidy was issued. The company had elected to defer accounting for the effects of the Act under FSP 106-1. FSP 106-2 was effective for the first interim or annual period beginning after June 15, 2004. On January 21, 2005, the Centers for Medicare and Medicaid Services released final regulations implementing major provisions of the Act. The company evaluated the provisions of FSP 106-2 and the new regulations and determined that they did not have a material impact on the company's financial position, results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* SFAS 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges... .". This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005, and is required to be adopted by the company in the first quarter of fiscal 2006. The company is currently evaluating the provisions of this statement.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.* The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are applicable for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The company is currently evaluating the provisions of this statement.

In December 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supercedes APB 25. SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized in the financial statements based on their fair value beginning with the first interim or annual reporting period that begins after June 15, 2005. The company will be required to adopt SFAS 123R at the beginning of the third quarter of 2005 and is currently evaluating the requirements of SFAS 123R, including selection of the transition method. SFAS 123R allows for prospective and retroactive transition alternatives. The prospective alternative requires that compensation expense be recorded for all unvested stock-based awards at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive alternatives require that compensation expense for all unvested awards be recognized beginning with the first period restated. The retroactive alternatives allow for the restatement of prior periods either as of the beginning of the year of adoption or for all periods presented. The company expects that the adoption of SFAS 123R will have a material impact on its results of operations and earnings per share.

In December 2004, the FASB issued FSP 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004* ("FSP 109-1"). FSP 109-1 clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS No. 109, *Accounting for Income Taxes.* The FSP, issued on December 21, 2004, went into effect upon being issued.

In December 2004, the FASB also issued FSP 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004* ("FSP 109-2"). FSP 109-2 provides enterprises more time (beyond the financial-reporting period during which the American Jobs Creation Act took effect) to evaluate the impact on the enterprise's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS 109. The FSP, issued on December 21, 2004, went into effect upon being issued. The company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. The company expects to conclude its analysis of this repatriation incentive during 2005.

Reclassifications:

Certain prior year amounts have been reclassified, if applicable, to conform to the presentation.

3. MARKETABLE SECURITIES

The company evaluates its marketable securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and has determined that all of its investments in marketable securities should be classified as available-for-sale and reported at fair value, with unrealized gains and losses recorded in other comprehensive earnings (loss). The fair values of the company's available-for-sale marketable securities are based on quoted market prices or, in some cases, the company's amortized cost, which approximates fair value due to the frequent resetting of interest rates resulting in repricing of the investments. As of December 31, 2004, the company had unrealized losses of $0.9 million related to its marketable securities. The company had no unrealized gains or losses related to its marketable securities as of December 31, 2003. The unrealized losses as of December 31, 2004, have been in a continuous loss position for less than 12 months. The company assesses its marketable securities for other-than-temporary declines in value by considering various factors that include, among other things, any events that may affect the creditworthiness of a security's issuer, the length of time the security has been in a loss position, and the company's ability and intent to hold the security until a forecasted recovery of fair value that may include holding the security to maturity.

At December 31, 2004, the company's available-for-sale marketable securities consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipal debt securities	$643.8	$ —	$ —	$643.8
Corporate debt securities	142.0	—	(0.3)	141.7
U.S. gov't debt securities	93.3	—	(0.5)	92.8
Other debt securities	63.1	—	(0.1)	63.0
Total debt securities	942.2	—	(0.9)	941.3
Preferred securities	40.6	—	—	40.6
Total security investments	982.8	—	(0.9)	981.9
Cash equivalents	(41.4)	—	—	(41.4)
Total marketable securities	$941.4	$ —	$(0.9)	$940.5

Other debt securities consist of asset-backed securities and collateralized mortgage obligations.

At December 31, 2003, the company's available-for-sale marketable securities consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipal debt securities	$ 81.4	$ —	$ —	$ 81.4
Preferred securities	370.1	—	—	370.1
Total marketable securities	$451.5	$ —	$ —	$451.5

Although contractual maturities of the company's debt securities may be greater than one year, the investments are classified as current assets in the Consolidated Statements of Financial Position due to the company's expected holding period of less than one year. The contractual maturities of the company's available-for-sale marketable debt securities noted above were as follows:

	2004		2003	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in less than one year	$151.0	$150.8	$ —	$ —
Due in 1 – 5 years	188.1	187.4	—	—
Due after 5 years	603.1	603.1	81.4	81.4
Total available-for-sale marketable debt securities	$942.2	$941.3	$81.4	$81.4

Proceeds from the sales and maturities of the company's available-for-sale marketable securities were $2,437.9 million in 2004 and $662.3 million in 2003. The company recognized gross realized gains and gross realized losses from these sales totaling $0.2 million and $0.1 million, respectively, in 2004. The company did not incur any gross realized gains or losses from sales during 2003. The company uses the specific identification method when accounting for the costs of its available-for-sale marketable securities sold.

4. TRADE RECEIVABLES

The company's trade receivables are reported in the Consolidated Statements of Financial Position net of allowances for doubtful accounts and product returns. Trade receivables consisted of the following at December 31:

	2004	2003
Gross trade receivables	$784.9	$663.5
Allowances	(40.5)	(48.1)
Trade receivables, net	$744.4	$615.4

In the U.S., the company sells a majority of its receivables to its wholly-owned subsidiary, Lexmark Receivables Corporation ("LRC"), which then sells the receivables to an unrelated third party. The financial results of LRC are included in the company's consolidated financial results. LRC is a separate legal entity with its own separate creditors who, in a liquidation of LRC, would be entitled to be satisfied out of LRC's assets prior to any value in LRC becoming available for equity claims of the company. The company accounts for the transfers of receivables as sales transactions.

In October 2001, the company entered into an agreement to sell its U.S. trade receivables on a limited recourse basis that allowed for a maximum amount of financing availability of $225.0 million. In October 2003, the agreement was amended and the maximum amount of U.S. trade receivables to be sold was decreased to $200.0 million. In October 2004, the company entered into an amended and restated agreement to sell its U.S. trade receivables on a limited recourse basis. The amended agreement allows for a maximum financing availability of $200.0 million under this facility. The primary purpose of the amendment was to extend the term of the facility to October 16, 2007, with required annual renewal of commitments in October 2005 and 2006.

This facility contains customary affirmative and negative covenants as well as specific provisions related to the quality of the accounts receivables sold. As collections reduce previously sold receivables, the company may replenish these with new receivables. The company bears a limited risk of bad debt losses on U.S. trade receivables sold, since the company over-collateralizes the receivables sold with additional eligible receivables. The company addresses this risk of loss in its allowance for doubtful accounts. Receivables sold may not include amounts over 90 days past due or concentrations over certain limits with any one customer. At December 31, 2004 and 2003, the facility had no U.S. trade receivables sold and outstanding.

Expenses incurred under this program totaling $0.4 million, $0.3 million and $1.3 million for 2004, 2003 and 2002, respectively, are included on the other expense line in the Consolidated Statements of Earnings.

5. INVENTORIES

Inventories consisted of the following at December 31:

	2004	2003
Work in process	$146.6	$139.4
Finished goods	318.3	297.6
Inventories	$464.9	$437.0

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31:

	Useful Lives (Years)	2004	2003
Land and improvements	20	$ 32.6	$ 22.5
Buildings and improvements	10-35	406.2	380.9
Machinery and equipment	2-10	870.9	812.5
Information systems, furniture and other	3-7	178.8	168.0
Internal use software	3	120.9	73.3
		1,609.4	1,457.2
Accumulated depreciation		(817.2)	(741.3)
Property, plant and equipment, net		$ 792.2	$ 715.9

Depreciation expense was $133.8 million, $148.1 million and $137.5 million for 2004, 2003 and 2002, respectively.

7. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2004	2003
Compensation	$141.4	$142.3
Deferred revenue	75.3	59.9
Marketing programs	74.2	66.9
Warranty	72.4	81.0
Other	432.3	366.4
Accrued liabilities	$795.6	$716.5

In accordance with the disclosure requirements of FIN 45, changes in the company's aggregate warranty liability, which includes both warranty and extended warranty (deferred revenue), are presented below.

	2004	2003
Balance at January 1	$ 172.7	$ 147.0
Accruals for warranties issued	229.3	235.7
Accruals related to pre-existing warranties (including amortization of deferred revenue for extended warranties and changes in estimates)	(61.9)	(41.6)
Settlements made (in cash or in kind)	(163.3)	(168.4)
Balance at December 31	$ 176.8	$ 172.7

Both warranty and the short-term portion of extended warranty are included on the accrued liabilities line in the Consolidated Statements of Financial Position. The long-term portion of extended warranty is included on the other liabilities line in the Consolidated Statements of Financial Position.

8. DEBT

Long-term Debt

The company has outstanding $150.0 million principal amount of 6.75% senior notes due May 15, 2008, which was initially priced at 98.998%, to yield 6.89% to maturity. A balance of $149.5 million (net of unamortized discount of $0.5 million) was outstanding at December 31, 2004. At December 31, 2003, the balance was $149.3 million (net of unamortized discount of $0.7 million). The senior notes contain typical restrictions on liens, sale leaseback transactions, mergers and sales of assets. There are no sinking fund requirements on the senior notes and they may be redeemed at any time at the option of the company, at a redemption price as described in the related indenture agreement, as supplemented and amended, in whole or in part.

During October 2003, the company entered into interest rate swap contracts to convert its $150.0 million principal amount of 6.75% senior notes from a fixed interest rate to a variable interest rate. Interest rate swaps with a notional amount of $150.0 million were executed whereby the company will receive interest at a fixed rate of 6.75% and pay interest at a variable rate of approximately 2.76% above the six-month London Interbank Offered Rate ("LIBOR"). These interest rate swaps have a maturity date of May 15, 2008, which is equivalent to the maturity date of the senior notes.

Credit Facility

Effective May 29, 2002, the company entered into a $500.0 million unsecured, revolving credit facility with a group of banks, including a $200.0 million 364-day portion and a $300.0 million 3-year portion. Upon entering into the credit agreement, the company terminated the prior $300.0 million unsecured, revolving credit facility that was due to expire on January 27, 2003. There were no amounts outstanding under the prior facility upon its termination.

Under the credit facility, the company may borrow in dollars, euros and certain other currencies. The interest rate ranges from 0.35% to 1.25% above the LIBOR for borrowings denominated in U.S. dollars, the Eurocurrency Interbank Offered Rate ("EURIBOR") for borrowings denominated in euros, or other relevant international interest rate for borrowings denominated in another currency. The interest rate spread is based upon the company's debt ratings. In addition, the company is required to pay a facility fee on the line of credit of 0.075% to 0.25% based upon the company's debt ratings. The interest and facility fees are payable quarterly.

The credit agreement contains customary default provisions, leverage and interest coverage restrictions and certain restrictions on secured and subsidiary debt, disposition of assets, liens and mergers and acquisitions. The 364-day portion of the $500.0 million credit facility had a maturity date of May 28, 2003. During May 2003, each lender approved the extension of the $200.0 million 364-day portion of the revolving credit facility with a new maturity date of May 26, 2004. The company did not renew the $200.0 million 364-day portion of the revolving credit facility in 2004. The 3-year portion of the credit facility has a maturity date of May 29, 2005. As of December 31, 2004 and 2003, there were no amounts outstanding under the credit facility.

Effective January 20, 2005, the company entered into a $300.0 million 5-year senior, unsecured, multicurrency revolving credit facility with a group of banks. Upon entering into the new credit agreement, the company terminated the prior $300.0 million unsecured, revolving credit facility that was due to expire on May 29, 2005. There were no amounts outstanding under the prior facility upon its termination. Under the new credit facility, the company may borrow in dollars, euros, British pounds sterling and Japanese yen. Under certain circumstances, the aggregate amount available under the new facility may be increased to a maximum of $500.0 million.

Interest on all borrowings under the new facility depends upon the type of loan, namely alternative base rate loans, swingline loans or eurocurrency loans. Alternative base rate loans bear interest at the greater of the prime rate or the federal funds rate plus one-half of one percent. Swingline loans (limited to $50.0 million) bear interest at an agreed upon rate at the time of the borrowing. Eurocurrency loans bear interest at the sum of (i) a LIBOR rate for the applicable currency and interest period and (ii) an interest rate spread based upon the company's debt ratings ranging from 0.18% to 0.80%. In addition, the company is required to pay a facility fee on the $300.0 million line of credit of 0.07% to 0.20% based upon the company's debt ratings. The interest and facility fees are payable at least quarterly.

The new credit agreement contains usual and customary default provisions, leverage and interest coverage restrictions and certain restrictions on secured and subsidiary debt, disposition of assets, liens and mergers and acquisitions. The $300.0 million new credit facility has a maturity date of January 20, 2010.

Short-term Debt

The company's Brazilian operation has a short-term, uncommitted line of credit with an outstanding balance of $1.5 million and $1.1 million at December 31, 2004 and 2003, respectively. The interest rate on this line of credit varies based upon the local prevailing interest rates at the time of borrowing, and averaged approximately 19% and 25%, during 2004 and 2003, respectively.

During 2002, the company's operation in the People's Republic of China entered into a short-term, uncommitted revolving loan facility. As of December 31, 2004 and 2003, there were no amounts outstanding under this facility. The interest rate on this facility varies based upon the local prevailing interest rates at the time of borrowing. While no amounts were outstanding under this facility at December 31, 2004 and 2003, it was utilized during 2004 and 2003 and the interest rate averaged approximately 5% during 2004 and 2003.

Other

In February 2001, the company filed a shelf registration statement with the SEC to register $200.0 million of debt securities. Due to the company's strong cash position, in early 2004 the company determined that it did not plan to utilize the shelf registration, and on January 28, 2004, withdrew its registration pursuant to the rules and regulations of the SEC.

Total cash paid for interest amounted to $10.8 million, $11.1 million and $12.6 million in 2004, 2003 and 2002, respectively.

The components of interest (income) expense, net in the Consolidated Statements of Earnings were as follows:

	2004	2003	2002
Interest income	$(26.8)	$(12.9)	$(3.6)
Interest expense	12.3	12.5	12.6
Total	$(14.5)	$ (0.4)	$ 9.0

9. INCOME TAXES

The provision for income taxes consisted of the following:

	2004	2003	2002
Current:			
Federal	$110.6	$ 28.3	$ 63.7
Non-U.S.	61.0	56.8	44.9
State and local	12.9	5.7	8.0
	184.5	90.8	116.6
Deferred:			
Federal	(15.1)	62.5	21.6
Non-U.S.	9.7	(3.4)	(10.2)
State and local	(1.3)	4.4	0.9
	(6.7)	63.5	12.3
Provision for income taxes	$177.8	$154.3	$128.9

Earnings before income taxes were as follows:

	2004	2003	2002
U.S.	$359.2	$308.6	$275.3
Non-U.S.	387.3	284.9	220.3
Earnings before income taxes	$746.5	$593.5	$495.6

The company realized an income tax benefit from the exercise of certain stock options in 2004, 2003 and 2002 of $43.6 million, $37.2 million and $31.3 million, respectively. This benefit resulted in a decrease in current income taxes payable and an increase in capital in excess of par.

Significant components of deferred income tax assets and (liabilities) at December 31 were as follows:

	2004	2003
Deferred tax assets:		
Tax loss carryforwards	$ 3.2	$ 3.0
Inventories	10.9	22.5
Pension	90.5	93.2
Warranty	7.8	11.7
Bad debt provision	3.8	2.5
Postretirement benefits	22.7	20.2
Other	24.1	19.9
Deferred tax liabilities:		
Pension	(63.1)	(66.3)
Property, plant and equipment	(40.2)	(52.6)
Net deferred tax assets	$ 59.7	$ 54.1

The company has non-U.S. tax loss carryforwards of $10.4 million, which have an indefinite carryforward period.

During 2004, the Internal Revenue Service ("IRS") completed its examination of the company's income tax returns for all years through 2001. As a result of the completion of those audits, the company reversed previously accrued taxes, reducing the income tax provision by $20.0 million, or $0.15 per share, in the third quarter of 2004. The IRS has now started its examination of tax years 2002 and 2003. The company and its subsidiaries are also subject to tax examinations in various state and foreign jurisdictions. The company believes that adequate amounts have been provided for any adjustments that may result from these examinations.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. Undistributed earnings of non-U.S. subsidiaries included in the consolidated retained earnings were approximately $1,234 million as of December 31, 2004. It is not practicable to estimate the amount of additional tax that may be payable on the foreign earnings. Other than considering the implications of the American Jobs Creation Act of 2004 discussed in the next paragraph, the company does not plan to initiate any action that would precipitate the payment of income taxes.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Jobs Act"). The Jobs Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and as of today, uncertainty remains as to how to interpret numerous provisions in the Jobs Act. The company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. Based on the company's analysis to date, it is possible that the company could repatriate as much as $683.9 million. If that full amount is repatriated in 2005, the estimated income tax effect of that repatriation would be approximately $70 million, based on the information available and the law in effect on December 31, 2004. The company expects to conclude its analysis of this repatriation incentive during 2005.

A reconciliation of the provision for income taxes using the U.S. statutory rate and the company's effective tax rate was as follows:

	2004		2003		2002	
	Amount	%	Amount	%	Amount	%
Provision for income taxes at statutory rate	$261.3	35.0%	$207.7	35.0%	$173.4	35.0%
State and local income taxes, net of federal tax benefit	11.6	1.6	10.1	1.7	8.0	1.6
Foreign tax differential	(62.9)	(8.4)	(55.0)	(9.3)	(49.8)	(10.0)
Research and development credit	(12.0)	(1.6)	(9.5)	(1.6)	(10.5)	(2.1)
Extraterritorial income exclusion	(0.4)	(0.1)	(1.0)	(0.2)	(3.8)	(0.8)
Reversal of previously accrued taxes	(20.0)	(2.7)	—	—	—	—
Other	0.2	0.0	2.0	0.4	11.6	2.3
Provision for income taxes	$177.8	23.8%	$154.3	26.0%	$128.9	26.0%

Cash paid for income taxes was $156.4 million, $90.4 million and $94.5 million in 2004, 2003 and 2002, respectively.

10. STOCKHOLDERS' EQUITY

The Class A common stock is voting and exchangeable for Class B common stock in very limited circumstances. The Class B common stock is non-voting and is convertible, subject to certain limitations, into Class A common stock.

At December 31, 2004, approximately 712.8 million and 1.8 million shares of Class A and Class B common stock were unissued and unreserved. These shares are available for a variety of general corporate purposes, including future public offerings to raise additional capital and for facilitating acquisitions.

In October 2004, the company received authorization from the board of directors to repurchase an additional $1.0 billion of its Class A common stock for a total repurchase authority of $2.4 billion. At December 31, 2004, there was approximately $0.9 billion of share repurchase authority remaining. This repurchase authority allows the company, at management's discretion, to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. During 2004, the company repurchased approximately 3.2 million shares at a cost of approximately $281 million. As of December 31, 2004, since the inception of the program, the company had repurchased approximately 38.0 million shares for an aggregate cost of approximately $1.5 billion. As of December 31, 2004, the company had reissued 0.4 million shares of previously repurchased shares in connection with certain of its employee benefit programs. As a result of these issuances, the net treasury shares outstanding at December 31, 2004, were 37.6 million.

In 1998, the company's board of directors adopted a stockholder rights plan (the "Rights Plan") which provides existing stockholders with the right to purchase one one-thousandth (0.001) of a share of Series A Junior Participating preferred stock for each share of Class A and Class B common stock held in the event of certain changes in the company's ownership. The rights will expire on January 31, 2009, unless earlier redeemed by the company.

11. EARNINGS PER SHARE (EPS)

The following table presents a reconciliation of the numerators and denominators of the basic and diluted net EPS calculations for the years ended December 31:

	2004	2003	2002
Numerator:			
Net earnings	$568.7	$439.2	$366.7
Denominator:			
Weighted average shares used to compute basic EPS	129.7	128.1	128.5
Effect of dilutive securities Stock options	3.2	3.3	3.1
Weighted average shares used to compute diluted EPS	132.9	131.4	131.6
Basic net EPS	$ 4.38	$ 3.43	$ 2.85
Diluted net EPS	$ 4.28	$ 3.34	$ 2.79

Stock options to purchase an additional 1.3 million, 1.4 million and 2.1 million shares of Class A common stock in 2004, 2003 and 2002, respectively, were outstanding but were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

12. STOCK INCENTIVE PLANS

The company has various stock incentive plans to encourage employees and nonemployee directors to remain with the company and to more closely align their interests with those of the company's stockholders. Under the employee plans, as of December 31, 2004, approximately 6.9 million shares of Class A common stock are reserved for future grants in the form of stock options, stock appreciation rights, restricted stock, performance shares or deferred stock units (of which up to 3.0 million shares can be used for restricted stock, performance shares and deferred stock units). Under the nonemployee director plan, as of December 31, 2004, approximately 0.1 million shares of Class A common stock are reserved for future grants in the form of stock options and deferred stock units. As of December 31, 2004, awards under the programs have been limited to stock options, restricted stock, performance shares and deferred stock units.

The exercise price of options awarded under stock option plans is at least equal to the fair market value of the underlying common stock on the date of grant. Generally options expire ten years from the date of grant. Options granted during 2004 vest over a three-year period, based upon continued employment or the completion of three years of service on the board of directors. Prior to 2004, options granted generally became fully vested at the end of five years.

The company applies APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock, performance-based awards and deferred stock units. Refer to significant accounting policies — stock-based compensation in Note 2 of the Notes to Consolidated Financial Statements for the effects on net earnings and earnings per share had the company applied the fair value methodology prescribed under SFAS 123, as amended by SFAS 148.

The weighted average fair value of options granted during 2004, 2003 and 2002 was $16.45, $25.94 and $24.14 per share, respectively.

The fair value of each option grant on the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Expected dividend yield	—	—	—
Expected stock price volatility	26%	47%	50%
Weighted average risk-free interest rate	2.2%	2.9%	4.2%
Weighted average expected life of options (years)	3.0	4.7	4.8

A summary of the status of the company's stock option plans as of December 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	13.3	$42.44
Granted	2.5	51.20
Exercised	(1.8)	15.80
Forfeited or canceled	(0.8)	59.29
Outstanding at December 31, 2002	13.2	46.73
Granted	2.5	60.44
Exercised	(2.4)	28.28
Forfeited or canceled	(0.7)	58.41
Outstanding at December 31, 2003	12.6	52.26
Granted	2.6	81.96
Exercised	(2.4)	40.31
Forfeited or canceled	(0.5)	60.12
Outstanding at December 31, 2004	12.3	$60.73

As of December 31, 2004, 2003 and 2002, there were 5.3 million, 5.0 million and 5.4 million options exercisable, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 7.50 to $ 12.50	0.4	1.2 years	$ 10.40	0.4	$ 10.40
12.69 to 43.06	1.1	3.2	21.57	1.0	21.02
43.38 to 50.08	2.1	6.1	47.66	1.0	47.61
50.22 to 58.39	2.4	6.2	51.17	1.1	51.88
58.42 to 80.88	2.7	7.4	61.62	0.8	65.28
81.04 to 87.06	2.3	8.8	81.39	0.1	83.95
87.31 to 130.06	1.3	5.2	107.69	0.9	108.12
$ 7.50 to $130.06	12.3	6.4 years	$ 60.73	5.3	$ 53.82

As of December 31, 2004, the company had granted approximately 576,000 restricted stock units and supplemental deferred stock units with various vesting periods. During 2004, 2003 and 2002, respectively, the company granted 77,000, 50,000 and 29,000 restricted stock units and supplemental deferred stock units with weighted average grant prices of $83.88, $60.78 and $52.02. As of December 31, 2004, there were approximately 290,000 restricted stock units and supplemental deferred stock units outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is charged to compensation expense ratably over the vesting periods.

The company has also issued approximately 354,000 deferred stock units to certain members of management who have elected to defer all or a portion of their annual bonus into such units and to certain nonemployee directors who elected to defer all or a portion of their annual retainer, chair retainer and/or meeting fees into such units. These deferred stock units are 100% vested at all times. As of December 31, 2004, there were approximately 164,000 such deferred stock units outstanding.

In addition, the company awarded approximately 134,000 performance shares, the vesting of which was based on the attainment of certain performance goals by the end of the four-year period 1997 through 2000. Based on the certification in early 2001 that such performance goals were satisfied, the shares were fully vested but receipt of these shares was deferred by the grantees. In January 2003, 113,000 of these shares were issued and 21,000 shares were further deferred until February 2005. The compensation expense in connection with the performance shares was estimated over the four year period based on the fair market value of the shares during that period. In order to mitigate the impact of stock price changes on compensation expense, the company entered into a forward equity contract on its common stock during 2000 which was settled in cash in 2001.

The company recorded compensation expense of $2.5 million, $2.1 million and $3.0 million in 2004, 2003 and 2002, respectively, related to these stock incentive plans.

The company also has an Employee Stock Purchase Plan ("ESPP") which enables substantially all regular employees to purchase full or fractional shares of Lexmark Class A common stock through payroll deductions of up to 10% of eligible compensation. Effective July 1, 2002, the ESPP was amended whereby the share price paid by an employee changed from 85% of the closing market price on the last business day of each month, to 85% of the lesser of the closing market price on (i) the last business day immediately preceding the first day of the respective offering period and (ii) the last business day of the respective offering period. The current plan provides semi-annual offering periods beginning each January 1 and July 1. During 2004, 2003 and 2002, employees paid the company $8.1 million, $7.9 million and $4.5 million, respectively, to purchase approximately 125,000 shares, 160,000 shares and 93,000 shares, respectively. As of December 31, 2004, there were approximately 2.3 million shares of Class A common stock reserved for future purchase under the ESPP.

13. EMPLOYEE PENSION AND POSTRETIREMENT PLANS

The company and its subsidiaries have defined benefit and defined contribution pension plans that cover a majority of its regular employees, and a supplemental plan that covers certain executives. Medical, dental and life insurance plans for retirees are provided by the company and certain of its non-U.S. subsidiaries.

Defined Benefit Plans

The non-U.S. pension plans are not significant and use economic assumptions similar to the U.S. pension plan and therefore are not shown separately in the following disclosures.

Obligations and funded status at December 31:

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$ 699.9	$ 642.9	$ 53.0	$ 52.2
Service cost	15.0	13.5	2.0	1.9
Interest cost	41.2	40.4	3.3	3.1
Contributions by plan participants	0.5	0.4	2.1	1.7
Actuarial loss (gain)	36.0	21.8	3.4	(0.9)
Benefits paid	(38.9)	(35.2)	(4.4)	(4.0)
Foreign currency exchange rate changes	9.1	13.9	—	—
Plan amendments	(3.6)	3.6	—	(1.0)
Settlement or curtailment gains	—	(1.4)	—	—
Benefit obligation at end of year	759.2	699.9	59.4	53.0
Change in Plan Assets:				
Fair value of plan assets at beginning of year	605.1	416.8	—	—
Actual return on plan assets	61.2	101.9	—	—
Contributions by the employer	53.4	114.6	2.3	2.3
Benefits paid	(38.9)	(35.2)	(4.4)	(4.0)
Foreign currency exchange rate changes	8.0	8.3	—	—
Contributions by plan participants	0.5	0.4	2.1	1.7
Settlement or curtailment losses	—	(1.7)	—	—
Fair value of plan assets at end of year	689.3	605.1	—	—
Funded status	(69.9)	(94.8)	(59.4)	(53.0)
Unrecognized actuarial net loss	278.8	259.0	9.4	6.2
Unrecognized prior service benefit related to plan changes	(11.4)	(12.3)	(1.6)	(1.8)
Net amount recognized	$ 197.5	$ 151.9	$(51.6)	$(48.6)
Amounts recognized in the Consolidated Statements of Financial Position:				
Prepaid pension assets	$ 211.0	$ 180.5	$ —	$ —
Accrued benefit liabilities	(240.1)	(261.4)	(51.6)	(48.6)
Intangible asset	1.4	1.5	—	—
Accumulated other comprehensive loss, net of tax	139.8	144.8	—	—
Deferred tax assets	85.4	86.5	—	—
Net amount recognized	$ 197.5	$ 151.9	$(51.6)	$(48.6)

The accumulated benefit obligation for all of the company's defined benefit pension plans was $736.1 million and $684.1 million at December 31, 2004 and 2003, respectively.

The following information is provided for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2004	2003
Projected benefit obligation	$674.1	$676.1
Accumulated benefit obligation	661.6	662.1
Fair value of plan assets	603.3	580.6

Components of net periodic cost (benefit):

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Net Periodic Cost (Benefit):						
Service cost	$ 15.0	$ 13.5	$ 12.7	$ 2.0	$ 1.9	$ 2.2
Interest cost	41.2	40.4	40.2	3.3	3.1	3.1
Expected return on plan assets	(52.1)	(48.6)	(54.0)	—	—	—
Amortization of prior service (benefit) cost	(4.6)	1.7	(1.3)	(0.2)	(0.3)	(0.4)
Amortization of net loss	10.0	8.0	0.4	0.1	—	—
Settlement or curtailment losses (gains)	—	0.8	1.8	—	(2.2)	(0.6)
Net periodic cost (benefit)	$ 9.5	$ 15.8	$ (0.2)	$ 5.2	$ 2.5	$ 4.3

Assumptions:

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	5.6%	6.1%	5.8%	6.3%
Rate of compensation increase	3.9%	3.9%	4.0%	4.0%

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions used to determine net periodic cost (benefit) for years ended December 31:						
Discount rate	6.1%	6.4%	7.3%	6.3%	6.5%	7.5%
Expected long-term return on plan assets	7.8%	8.3%	9.7%	—	—	—
Rate of compensation increase	3.9%	3.9%	4.8%	4.0%	4.0%	5.0%

Plan assets:

Plan assets are invested in equity securities, government and agency securities, corporate debt and annuity contracts. The U.S. defined benefit plan comprises a significant portion of the assets and liabilities relating to the defined benefit plans. The investment goal of the U.S. defined benefit plan is to achieve an adequate net investment return in order to provide for future benefit payments to its participants. The target asset allocation percentages approved by the compensation and pension committee of the company's board of directors are 75% equity securities and 25% fixed income securities. The plan currently employs professional investment managers to invest in two asset classes: U.S. equity and U.S. fixed income. Each investment manager operates under an investment management contract that includes specific investment guidelines, requiring among other actions, adequate diversification, prudent use of derivatives and standard risk management practices such as portfolio constraints relating to established benchmarks. The plan currently uses a combination of both active management and passive index funds to achieve its investment goals.

The company's U.S. pension plan's weighted-average asset allocations at December 31, 2004 and 2003, by asset category were as follows:

	2004	2003
Equity securities	76.7%	76.5%
Debt securities	23.3%	23.5%
Total	100.0%	100.0%

Defined Contribution Plans

The company also sponsors defined contribution plans for employees in certain countries. Company contributions are based upon a percentage of employees' contributions. The company's expense under these plans was $12.8 million, $12.8 million and $11.4 million in 2004, 2003 and 2002, respectively.

Additional Information

Other postretirement benefits:

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate is assumed to decrease gradually to 5.25% in 2012 and remain at that level thereafter. Since the net employer costs for postretirement medical benefits reach the preset caps within the next one to three years, a 1% increase or decrease in trend has a de minimis effect on costs.

Related to the company's acquisition of the Information Products Corporation from IBM in 1991, IBM agreed to pay for its pro rata share (currently estimated at $77.7 million) of future postretirement benefits for all the company's U.S. employees based on pro rated years of service with IBM and the company.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, FSP 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003* (the "Act"), was effective for the first interim or annual period beginning after June 15, 2004. Also, on January 21, 2005, the Centers for Medicare and Medicaid Services released final regulations implementing major provisions of the Act. The company is eligible to receive the subsidy, but only for a limited number of retired individuals who are receiving benefits under a plan provision that is no longer offered to employees. The effects of the Act and the new regulations were not significant for the company.

Cash flows:

In 2005, the company is currently expecting to contribute $6.0 million to its pension and postretirement plans.

The company estimates that the future benefits payable for the pension and postretirement plans are as follows:

	Pension Benefits	Other Postretirement Benefits
2005	$ 40.6	$ 2.5
2006	41.8	2.7
2007	44.0	3.0
2008	45.0	3.2
2009	46.4	3.6
2010-2014	272.3	22.6

14. DERIVATIVES, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative Instruments and Hedging Activities

The company's activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. The company's risk management program seeks to reduce the potentially adverse effects that market risks may have on its operating results.

The company maintains a foreign currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. The company does not hold or issue financial instruments for trading purposes nor does it hold or issue leveraged derivative instruments. The company maintains an interest rate risk management strategy that may, from time to time use derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility. By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, the company exposes itself to credit risk and market risk. The company manages exposure to counterparty credit risk by entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of the agreement. Market risk is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates or interest rates. The company manages exposure to market risk associated with interest rate and foreign exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The company uses the following hedging strategies to reduce the potentially adverse effects that market volatility may have on its operating results:

Fair Value Hedges: Fair value hedges are hedges of recognized assets or liabilities. The company enters into forward exchange contracts to hedge actual purchases and sales of inventories. The forward contracts used in this program generally mature in three months or less, consistent with the related purchase and sale commitments. Foreign exchange option contracts, as well as forward contracts, may be used as fair value hedges in situations where derivative instruments, for which hedge accounting has been discontinued, expose earnings to further change in exchange rates. The company is using interest rate swaps to convert its fixed rate financing activities to variable rates.

Cash Flow Hedges: Cash flow hedges are hedges of forecasted transactions or of the variability of cash flows to be received or paid related to a recognized asset or liability. The company enters into foreign exchange options and forward exchange contracts expiring within eighteen months as hedges of anticipated purchases and sales that are denominated in foreign currencies. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates. The company also enters into currency swap contracts to hedge foreign currency risks that result from the transfer of various currencies within the company. The currency swap contracts entered into generally expire within one month.

Accounting for Derivatives and Hedging Activities

All derivatives are recognized in the Consolidated Statements of Financial Position at their fair value. Fair values for the company's derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions. On the date the derivative contract is entered into, the company designates the derivative as either a fair value or cash flow hedge. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a fair value hedge, along with the loss or gain on the hedged asset or liability are recorded in current period earnings on the cost of revenue line in the Consolidated Statements of Earnings. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a cash flow hedge are recorded in other comprehensive earnings (loss), until the underlying transactions occur, at which time the loss or gain on the derivative is recorded in current period earnings on the cost of revenue line in the Consolidated Statements of Earnings.

At December 31, 2004, the company had derivative assets of $13.6 million recorded on the prepaid expenses and other current assets line in the Consolidated Statements of Financial Position as well as derivative liabilities of $49.5 million recorded on the accrued liabilities line in the Consolidated Statements of Financial Position. At December 31, 2003, the company had derivative assets of $8.1 million recorded on the prepaid expenses and other current assets line in the Consolidated Statements of Financial Position as well as derivative liabilities of $50.0 million recorded on the accrued liabilities line in the Consolidated Statements of Financial Position. As of December 31, 2004, a total of $28.8 million of deferred net losses on derivative instruments were accumulated in other comprehensive earnings (loss), of which $28.8 million is expected to be reclassified to earnings during the next twelve months. As of December 31, 2003, a total of $36.5 million of deferred net losses on derivative instruments were accumulated in other comprehensive earnings (loss), of which $35.3 million was reclassified to earnings during 2004.

The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge items. This process includes linking all derivatives that are designated as fair value and cash flow to specific assets and liabilities on the balance sheet or to forecasted transactions. The company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the company discontinues hedge accounting prospectively, as discussed below.

The company discontinues hedge accounting prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised or (3) the derivative is discontinued as a hedge instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried in the Consolidated Statements of Financial Position at its fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried in the Consolidated Statements of Financial Position at its fair value, and gains and losses that were accumulated in other comprehensive earnings (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value in the Consolidated Statements of Financial Position, with changes in its fair value recognized in current period earnings. A fair value hedge is entered into when the derivative instrument, for which hedge accounting has been discontinued, exposes earnings to further change in exchange rates. An immaterial portion of the company's cash flow hedges was determined to be ineffective as of December 31, 2004 and 2003, because it was unlikely that the forecasted transactions would occur. During 2004 and 2003, an immaterial loss was reclassified to current period earnings.

The company recorded $7.1 million, $10.4 million and $13.0 million of aggregate net foreign currency transaction losses in 2004, 2003 and 2002, respectively. The aggregate foreign currency transaction net loss amounts include the gains/losses on the company's foreign currency fair value hedges for all periods presented.

Financial Instruments

At December 31, 2004, the carrying value of the company's long-term debt was $149.5 million and the fair value was $162.7 million. At December 31, 2003, the carrying value of the company's long-term debt was $149.3 million and the fair value was $166.9 million. The fair value of the long-term debt was estimated based on current rates available to the company for debt with similar characteristics. At December 31, 2004 and 2003, the carrying value of the company's short-term debt was $1.5 million and $1.1 million, respectively, which approximated its fair value.

During October 2003, the company entered into interest rate swap contracts to convert its $150.0 million principal amount of 6.75% senior notes from a fixed interest rate to a variable interest rate. The interest rate swaps are designated as a fair value hedge of the company's $150.0 million long-term debt. The interest rate swaps are recorded at their fair value and the company's long-term debt is adjusted by the same corresponding value in accordance with the short-cut method of SFAS 133. The fair value of the interest rate swaps is combined with the fair value adjustment of the company's long-term debt due to immateriality and is presented on the long-term debt line in the company's Consolidated Statements of Financial Position. At December 31, 2004 and 2003, the fair value of the interest rate swap contracts was a liability of $0.2 million and an asset of $0.4 million, respectively.

Concentrations of Risk

The company's main concentrations of credit risk consist primarily of temporary cash investments, marketable securities and trade receivables. Cash and marketable securities investments are made in a variety of high quality securities with prudent diversification requirements. Credit risk related to trade receivables is dispersed across a large number of customers located in various geographic areas. Collateral such as letters of credit and bank guarantees is required in certain circumstances. The company sells a large portion of its products through third-party distributors and resellers and original equipment manufacturer ("OEM") customers. If the financial condition or operations of these distributors, resellers and OEM customers were to deteriorate substantially, the company's operating results could be adversely affected. The three largest distributor, reseller and OEM customer trade receivable balances collectively represented approximately 31% of total trade receivables at December 31, 2004, and approximately 29% at December 31, 2003, of which Dell receivables were $147.2 million or 18.8% of total trade receivables at December 31, 2004, and $102.1 million or 15.4% of total trade receivables at December 31, 2003. However, the company performs ongoing credit evaluations of the financial position of its third-party distributors, resellers and other customers to determine appropriate credit limits.

The company generally has experienced longer accounts receivable cycles in its emerging markets, in particular, Asia Pacific and Latin America, when compared to its U.S. and European markets. In the event that accounts receivable cycles in these developing markets lengthen further, the company could be adversely affected.

The company also procures a wide variety of components used in the manufacturing process. Although many of these components are available from multiple sources, the company often utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. The company also sources some printer engines and finished products from OEMs. Typically, these preferred suppliers maintain alternate processes and/or facilities to ensure continuity of supply. Although the company plans in anticipation of its future requirements, should these components not be available from any one of these suppliers, there can be no assurance that production of certain of the company's products would not be disrupted.

15. RESTRUCTURING AND OTHER CHARGES

As of December 31, 2002, the company had substantially completed all restructuring activities and, therefore, reversed approximately $5.9 million ($4.4 million, net of tax) during the fourth quarter of 2002. The reversal was primarily due to lower severance costs (approximately $3.5 million) and lower other exit costs (approximately $2.4 million). The severance payments were lower than originally estimated due to higher than expected attrition, which resulted in the company being able to achieve headcount reductions at a lower cost. Although the restructuring activities were substantially complete at year-end 2002 and the employees exited the business, approximately $4.7 million of severance payments were paid during 2003.

16. COMMITMENTS AND CONTINGENCIES

Commitments

The company is committed under operating leases (containing various renewal options) for rental of office and manufacturing space and equipment. Rent expense (net of rental income of $2.6 million, $2.1 million and $2.0 million) was $51.7 million, $45.1 million and $41.4 million in 2004, 2003 and 2002, respectively. Future minimum rentals under terms of non-cancelable operating leases at December 31 are: 2005-$40.3 million; 2006-$34.8 million; 2007-$28.3 million; 2008-$21.5 million; 2009-$17.9 million and thereafter-$14.8 million. Future sublease rental income at December 31 is: 2005-$0.4 million; 2006-$0.4 million and thereafter-$0.3 million.

Contingencies

Certain countries (primarily in Europe) and/or collecting societies representing copyright owners' interests have commenced proceedings to impose fees on devices (such as scanners, printers and multifunction devices) alleging the copyright owners are entitled to compensation because these devices enable reproducing copyrighted content. Other countries are also considering imposing fees on certain devices. The amount of fees, if imposed, would depend on the number of products sold and the amounts of the fee on each product, which will vary by product and by country. The company has accrued amounts that it believes are adequate to address the currently pending copyright fee proceedings. The financial impact on the company, which will depend in large part upon the outcome of local legislative processes, the company's and other industry participants' outcome in contesting the fees and the company's ability to mitigate that impact by increasing prices, which ability will depend upon competitive market conditions, remains uncertain.

The company is subject to legal proceedings and claims that arise in the ordinary course of business. The company does not believe that the outcome of any of those matters will have a material adverse effect on the company's financial position, results of operations and cash flows.

17. SEGMENT DATA

The company manufactures and sells a variety of printing and multifunction products and related supplies and services and is primarily managed along business and consumer market segments. The company evaluates the performance of its segments based on revenue and operating income, and does not include segment assets or other income and expense items for management reporting purposes. Segment operating income includes selling, general and administrative, research and development and other expenses, certain of which are allocated to the respective segments based on internal measures and may not be indicative of amounts that would be incurred on a stand alone basis or may not be indicative of results of other enterprises in similar businesses. Additionally, segment operating income excludes significant expenses that are managed outside of the reporting segments.

The following table includes information about the company's reportable segments for and as of December 31:

	2004	2003	2002
Revenue:			
Business	$2,816.6	$2,626.9	$2,385.5
Consumer	2,497.2	2,127.6	1,969.0
All other	—	0.2	1.9
Total revenue	$5,313.8	$4,754.7	$4,356.4
Operating income (loss):			
Business	$ 752.2	$ 682.1	$ 550.4
Consumer	333.2	225.0	253.2
All other	(353.3)	(313.2)	(292.8)
Total operating income (loss)	$ 732.1	$ 593.9	$ 510.8

During fiscal 2004, one customer, Dell, accounted for $570 million, or 10.7 percent of the company's total revenue. Sales to Dell are included in both the business and consumer market segments. In 2003 and 2002, no single customer accounted for 10 percent or more of total revenue.

The following are revenue and long-lived asset information by geographic area for and as of December 31:

	2004	2003	2002
Revenue:			
United States	$2,397.8	$2,169.0	$2,054.5
Europe	1,926.3	1,675.9	1,445.2
Other International	989.7	909.8	856.7
Total revenue	$5,313.8	$4,754.7	$4,356.4

Other International revenue includes exports from the United States and Europe.

	2004	2003	2002
Long-lived Assets:			
United States	$395.2	$364.5	$379.3
Europe	126.3	127.8	126.7
Other International	270.7	223.6	241.6
Total long-lived assets	$792.2	$715.9	$747.6

Long-lived assets include property, plant and equipment, net of accumulated depreciation.

The following is revenue by product category as of December 31:

	2004	2003	2002
Revenue:			
Laser and inkjet printers	$2,000.1	$1,759.8	$1,631.1
Laser and inkjet supplies	2,974.8	2,629.4	2,334.5
Other	338.9	365.5	390.8
Total revenue	$5,313.8	$4,754.7	$4,356.4

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Millions, Except Per Share Amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004:				
Revenue	$1,256.0	$1,247.7	$1,266.2	$1,543.9
Gross profit	410.8	440.3	446.3	494.0
Operating income	165.2	185.8	184.3	196.8
Net earnings (1)	121.0	136.6	156.1	155.0
Basic EPS*(1)	$ 0.93	$ 1.05	$ 1.20	$ 1.20
Diluted EPS*(1)	0.91	1.02	1.17	1.18
Stock prices:				
High	$ 92.55	$ 97.50	$ 96.85	$ 90.50
Low	76.00	89.80	79.20	77.50
2003:				
Revenue	$1,107.9	$1,120.2	$1,157.1	$1,369.5
Gross profit	356.2	380.8	371.4	436.7
Operating income	128.6	137.0	140.5	187.8
Net earnings	94.6	101.7	104.1	138.8
Basic EPS*	$ 0.74	$ 0.79	$ 0.81	$ 1.08
Diluted EPS*	0.73	0.77	0.79	1.05
Stock prices:				
High	$ 68.20	$ 77.44	$ 77.89	$ 79.65
Low	56.57	66.28	59.00	62.52

* The sum of the quarterly earnings per share amounts does not necessarily equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

(1) Net earnings for the third quarter of 2004 included a $20.0 million benefit from the resolution of income tax matters. Diluted EPS was increased by $0.15 as a result of the resolution of these income tax matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lexmark International, Inc.:

We have completed an integrated audit of Lexmark International, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of their 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Lexmark International, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Lexington, Kentucky
February 22, 2005

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The company's management, with the participation of the company's Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2004. Based upon that evaluation, the company's Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that the company's disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed by the company in the reports that it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including the Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and they have issued an attestation report on management's assessment of the company's internal control over financial reporting, which is included in their report appearing on pages 71-72.

Changes in Internal Control Over Financial Reporting

There has been no change in the company's internal control over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None

Part III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Except with respect to information regarding the executive officers of the Registrant and the company's code of ethics, the information required by Part III, Item 10 of this Form 10-K is incorporated by reference herein, and made part of this Form 10-K, from the company's definitive Proxy Statement for its 2005 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year. The information with respect to the executive officers of the

Registrant is included under the heading "Executive Officers of the Registrant" in Item 1 above. The company has adopted a code of business conduct and ethics for directors, officers (including the company's principal executive officer, principal financial officer and controller) and employees, known as the Code of Business Conduct. The Code of Business Conduct, as well as the company's Corporate Governance Principles and the charters of each of the committees of the board of directors, is available on the Corporate Governance section of the company's Investor Relations website at http://investor.lexmark.com. The company also intends to disclose on the Corporate Governance section of its Investor Relations website any amendments to the Code of Business Conduct and any waivers from the provisions of the Code of Business Conduct that apply to the principal executive officer, principal financial officer or controller, and that relate to any elements of the code of ethics enumerated by the applicable regulation of the Securities and Exchange Commission (Item 406(b) of Regulation S-K). Stockholders may request a free copy of the Corporate Governance Principles, the charters of each of the committees of the board of directors or the Code of Business Conduct from:

Lexmark International, Inc.
Attention: Investor Relations
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550
(859) 232-5568

The New York Stock Exchange ("NYSE") requires that the Chief Executive Officer of each listed company certify annually to the NYSE that he or she is not aware of any violation by the company of NYSE corporate governance listing standards as of the date of such certification. The company submitted the certification of its Chairman and Chief Executive Officer, Paul J. Curlander, for 2004 with its Annual Written Affirmation to the NYSE on May 20, 2004.

The Securities and Exchange Commission requires that the principal executive officer and principal financial officer of the company make certain certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and file the certifications as exhibits with each Annual Report on Form 10-K. In connection with this Annual Report on Form 10-K filed with respect to the year ended December 31, 2004, these certifications were made by Paul J. Curlander, Chairman and Chief Executive Officer, and Gary E. Morin, Executive Vice President and Chief Financial Officer, of the company and are included as exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

Information required by Part III, Item 11 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2005 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Part III, Item 12 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2005 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Part III, Item 13 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2005 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Part III, Item 14 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2005 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1 Financial Statements:

Financial statements filed as part of this Form 10-K are included under Part II, Item 8.

(a) 2 Financial Statement Schedule:

	Pages In Form 10-K
Report of Independent Registered Public Accounting Firm	71-72
For the years ended December 31, 2002, 2003, and 2004:	
Schedule II — Valuation and Qualifying Accounts	76

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(a) 3 Exhibits

Exhibits for the company are listed in the Index to Exhibits beginning on page E-1.

LEXMARK INTERNATIONAL, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2002, 2003 and 2004
(In Millions)

(A) Description	(B) Balance at Beginning of Period	(C) Additions: Charged to Costs and Expenses	(C) Additions: Charged to Other Accounts	(D) Deductions	(E) Balance at End of Period
2002:					
Accounts receivable allowances	$33.3	$ 16.9	$—	$ (4.2)	$46.0
Inventory reserves	90.3	90.8	—	(100.3)	80.8
Deferred tax assets valuation allowance	—	—	—	—	—
2003:					
Accounts receivable allowances	$46.0	$ 13.6	$—	$ (11.5)	$48.1
Inventory reserves	80.8	81.2	—	(65.7)	96.3
Deferred tax assets valuation allowance	—	—	—	—	—
2004:					
Accounts receivable allowances	$48.1	$ 4.0	$—	$ (11.6)	$40.5
Inventory reserves	96.3	64.4	—	(64.7)	96.0
Deferred tax assets valuation allowance	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lexington, Commonwealth of Kentucky, on March 9, 2005.

LEXMARK INTERNATIONAL, INC.

By /s/ Paul J. Curlander

Name: Paul J. Curlander
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the following capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul J. Curlander Paul J. Curlander	Chairman and Chief Executive Officer (Principal Executive Officer)	March 9, 2005
/s/ Gary E. Morin Gary E. Morin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 9, 2005
/s/ Gary D. Stromquist Gary D. Stromquist	Vice President and Corporate Controller (Principal Accounting Officer)	March 9, 2005
* B. Charles Ames	Director	March 9, 2005
* Teresa Beck	Director	March 9, 2005
* Frank T. Cary	Director	March 9, 2005
* William R. Fields	Director	March 9, 2005
* Ralph E. Gomory	Director	March 9, 2005
* Stephen R. Hardis	Director	March 9, 2005
* James F. Hardymon	Director	March 9, 2005
* Robert Holland, Jr.	Director	March 9, 2005
* Marvin L. Mann	Director	March 9, 2005
* Michael J. Maples	Director	March 9, 2005
* Martin D. Walker	Director	March 9, 2005
/s/ *Vincent J. Cole *Vincent J. Cole, Attorney-in-Fact		March 9, 2005

Index to Exhibits

Number	Description of Exhibits
2	Agreement and Plan of Merger, dated as of February 29, 2000, by and between Lexmark International, Inc. (the "company") and Lexmark International Group, Inc. ("Group"). (1)
3.1	Restated Certificate of Incorporation of the company. (2)
3.2	Company By-Laws, as Amended and Restated June 22, 2000. (2)
3.3	Amendment No. 1 to company By-Laws, as Amended and Restated June 22, 2000. (3)
4.1	Form of the company's 6.75% Senior Notes due 2008. (4)
4.2	Indenture, dated as of May 11, 1998, by and among the company, as Issuer, and Group, as Guarantor, to The Bank of New York, as Trustee. (4)
4.3	First Supplemental Indenture, dated as of June 22, 2000, by and among the company, as Issuer, and Group, as Guarantor, to The Bank of New York, as Trustee. (2)
4.4	Amended and Restated Rights Agreement, dated as of December 2, 2003, between the company and The Bank of New York, as Rights Agent. (5)
4.5	Specimen of Class A common stock certificate. (2)
10.1	Agreement, dated as of May 31, 1990, between the company and Canon Inc., and Amendment thereto. (6)*
10.2	Agreement, dated as of March 26, 1991, between the company and Hewlett-Packard Company. (6)*
10.3	Patent Cross-License Agreement, effective October 1, 1996, between Hewlett-Packard Company and the company. (7)*
10.4	Amended and Restated Lease Agreement, dated as of January 1, 1991, between IBM and the company, and First Amendment thereto. (8)
10.5	Third Amendment to Lease, dated as of December 28, 2000, between IBM and the company. (9)
10.6	Credit Agreement, dated as of January 20, 2005, by and among the company, as Borrower, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Fleet National Bank and Citibank, N.A., as Co-Syndication Agents, and KeyBank National Association and SunTrust Bank, as Co-Documentation Agents. (10)
10.7	Amended and Restated Receivables Purchase Agreement, dated as of October 8, 2004, by and among Lexmark Receivables Corporation, as Seller, CIESCO, LLC and Gotham Funding Corporation, as the Investors, Citibank, N.A. and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as the Banks, Citicorp North America, Inc. and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as the Investor Agents, Citicorp North America, Inc., as Program Agent for the Investors and Banks, and the company, as Collection Agent and Originator. (11)
10.8	Purchase and Contribution Agreement, dated as of October 22, 2001, by and between the company, as Seller, and Lexmark Receivables Corporation, as Purchaser. (3)
10.9	Amendment to Purchase and Contribution Agreement, dated as of October 17, 2002, by and between the company, as Seller, and Lexmark Receivables Corporation, as Purchaser. (12)
10.10	Amendment No. 2 to Purchase and Contribution Agreement, dated as of October 20, 2003, by and between the company, as Seller, and Lexmark Receivables Corporation, as Purchaser. (13)
10.11	Amendment No. 3 to Purchase and Contribution Agreement, dated as of October 8, 2004, by and between the company, as Seller, and Lexmark Receivables Corporation, as Purchaser. (11)

Number	Description of Exhibits
10.12	Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers. (8)+
10.13	First Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of October 31, 1994. (14)+
10.14	Second Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of September 13, 1995. (14)+
10.15	Third Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of April 29, 1999. (15)+
10.16	Fourth Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of July 29, 1999. (15)+
10.17	Form of Stock Option Agreement pursuant to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers. (14)+
10.18	Lexmark Holding, Inc. Stock Option Plan for Senior Managers. (9)+
10.19	First Amendment to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers, dated as of September 13, 1995. (9)+
10.20	Second Amendment to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers, dated as of April 29, 1999. (9)+
10.21	Third Amendment to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers, dated as of July 29, 1999. (9)+
10.22	Form of Stock Option Agreement pursuant to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers. (9)+
10.23	Lexmark International, Inc. Stock Incentive Plan, as Amended and Restated, effective April 30, 2003. (16)+
10.24	Form of Stock Option Agreement pursuant to the company's Stock Incentive Plan. (17)+
10.25	Lexmark International Group, Inc. Nonemployee Director Stock Plan, Amended and Restated, effective April 30, 1998. (4)+
10.26	Amendment No. 1 to the Lexmark International Group, Inc. Nonemployee Director Stock Plan, dated as of February 11, 1999. (18)+
10.27	Amendment No. 2 to the Lexmark International Group, Inc. Nonemployee Director Stock Plan, dated as of April 29, 1999. (15)+
10.28	Amendment No. 3 to the Lexmark International Group, Inc. Nonemployee Director Stock Plan, dated as of July 24, 2003. (19)+
10.29	Amendment No. 4 to the Lexmark International, Inc. Nonemployee Director Stock Plan, dated as of April 22, 2004. (20)+
10.30	Form of Stock Option Agreement, pursuant to the company's Nonemployee Director Stock Plan, Amended and Restated, effective April 30, 1998. (21)+
10.31	Form of Agreement pursuant to the company's 2003-2005 Long-Term Incentive Plan. (19)+
10.32	Form of Agreement pursuant to the company's 2004-2006 Long-Term Incentive Plan. (17)+
10.33	Lexmark International, Inc. Senior Executive Incentive Compensation Plan. (17)+
10.34	Form of Employment Agreement, entered into as of June 1, 2003, by and between the company and each of Paul J. Curlander, Gary E. Morin, Paul A. Rooke and Vincent J. Cole. (19)+
10.35	Endorsement to the Employment Contract of Najib Bahous entered into as of July 1, 2004, by and between Lexmark Europe SARL and Najib Bahous. (22)+

Number	Description of Exhibits
10.36	Form of Change in Control Agreement entered into as of April 30, 1998, by and among the company, Group and certain officers thereof. (21)+
10.37	Form of Indemnification Agreement entered into as of April 30, 1998, by and among the company, Group and certain officers thereof. (21)+
21	Subsidiaries of the company as of December 31, 2004.
23	Consent of PricewaterhouseCoopers LLP.
24	Power of Attorney.
31.1	Certification of Chairman and Chief Executive Officer Pursuant to Rule 13a-14(a) and 15d-14(a), As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Executive Vice President and Chief Financial Officer Pursuant to Rule 13a-14(a) and 15d-14(a), As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chairman and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Executive Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Financial Statements of Lexmark International Group, Inc. 1999 Employee Stock Purchase Plan for the year ended December 31, 2004.

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* Confidential treatment previously granted by the Securities and Exchange Commission.

+ Indicates management contract or compensatory plan, contract or arrangement.

(1) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Commission File No. 1-14050).

(2) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (Commission File No. 1-14050).

(3) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (Commission File No. 1-14050).

(4) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (Commission File No. 1-14050).

(5) Incorporated by reference to the company's Amended Registration Statement on Form 8-A filed with the Commission on December 22, 2003 (Commission File No. 1-14050).

(6) Incorporated by reference to the company's Form S-1 Registration Statement, Amendment No. 2 (Registration No. 33-97218) filed with the Commission on November 13, 1995.

(7) Incorporated by reference to the company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1996 (Commission File No. 1-14050).

(8) Incorporated by reference to the company's Form S-1 Registration Statement (Registration No. 33-97218) filed with the Commission on September 22, 1995.

(9) Incorporated by reference to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-14050).

(10) Incorporated by reference to the company's Current Report on Form 8-K filed with the Commission on January 20, 2005 (Commission File No. 1-14050).

(11) Incorporated by reference to the company's Current Report on Form 8-K filed with the Commission on October 13, 2004 (Commission File No. 1-14050).

(12) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 1-14050).

(13) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (Commission File No. 1-14050).

(14) Incorporated by reference to the company's Form S-1 Registration Statement, Amendment No. 1 (Registration No. 33-97218), filed with the Commission on October 27, 1995.
(15) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (Commission File No. 1-14050).
(16) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (Commission File No. 1-14050).
(17) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (Commission File No. 1-14050).
(18) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (Commission File No. 1-14050).
(19) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 1-14050).
(20) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (Commission file No. 1-14050).
(21) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Commission File No. 1-14050).
(22) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (Commission File No. 1-14050).